Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2024

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fourth Quarter of Fiscal Year 2024 Highlights	2
3.	Fiscal 2024 Highlights	3
4.	Operating Performance	4
5.	Fiscal 2025 Operating Outlook	13
6.	Investment in Associates	14
7.	Overview of Financial Results	18
8.	Liquidity, Capital Resources, and Contractual Obligations	24
9.	Environmental Rehabilitation Provision	26
10.	Risks and Uncertainties	26
11.	Off-Balance Sheet Arrangements	35
12.	Transactions with Related Parties	35
13.	Alternative Performance (Non-IFRS) Measures	36
14.	Material Accounting Policies, Judgments, and Estimates	40
15.	New Accounting Standards	41
16.	Other MD&A Requirements	41
17.	Outstanding Share Data	42
18.	Corporate Governances, Safety, Environmental and Social Responsibility	42
19.	Disclosure Controls and Procedures	43
20.	Management’s Report on Internal Control over Financial Reporting	44
21.	Changes in Internal Control over Financial Reporting	44
22.	Subsequent Event	44
23.	Directors and Officers	46
Technical Information		46
Forward Looking Statements		46

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the Year Ended March 31, 2024

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2024 and 2023, and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2024 and 2023. This MD&A refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production cost per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 13, “Alternative Performance (Non-IFRS) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add due to rounding.

This MD&A is prepared as of May 22, 2024 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China. The Company’s common shares are traded on the Toronto Stock Exchange and NYSE American under the symbol “SVM”.

2.	Fourth Quarter of Fiscal Year 2024 Highlights

●	Mined 195,160 tonnes of ore, milled 237,493 tonnes of ore, and produced approximately 1,916 ounces of gold, 1.2 million ounces of silver, or approximately 1.3 million ounces of silver equivalent[1], plus 12.5 million pounds of lead and 4.6 million pounds of zinc;

●	Sold approximately 1,916 ounces of gold, 1.1 million ounces of silver, 11.9 million pounds of lead, and 4.4 million pounds of zinc, for revenue of $42.7 million;

●	Reported net income attributable to equity shareholders of $5.5 million, or $0.03 per share;

●	Realized adjusted earnings attributable to equity shareholders[1] of $3.8 million, or $0.02 per share. The adjusted earnings were impacted by an increase of $2.5 million in withholding tax paid on funds distributed out of China as dividends to the Company in Q4 Fiscal 2024;

●	Generated cash flow from operating activities of $10.2 million;

●	Cash cost per ounce of silver, net of by-product credits[1], of $1.22;

●	All-in sustaining cost per ounce of silver, net of by-product credits[1], of $14.36; and

●	Spent and capitalized $0.8 million on exploration drilling, $9.5 million on underground development, and $3.1 million on equipment and facilities, including $0.8 million on construction of the new tailings storage

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

facility.

●	Strong balance sheet with $184.9 million in cash and cash equivalents and short-term investments. The Company holds a further equity investment portfolio in associates and other companies with a total market value of $112.3 million as at March 31, 2024.

3.	Fiscal 2024 Highlights

●	Mined 1,117,118 tonnes of ore, milled 1,106,195 tonnes of ore, and produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, or approximately 6.8 million ounces of silver equivalent[1], plus 63.2 million pounds of lead and 23.4 million pounds of zinc;

●	Sold approximately 7,268 ounces of gold, 6.2 million ounces of silver, 60.6 million pounds of lead, and 23.3 million pounds of zinc, for revenue of $215.2 million;

●	Reported net income attributable to equity shareholders of $36.3 million, or $0.21 per share;

●	Realized adjusted earnings attributable to equity shareholders[1] of $39.3 million, or $0.22 per share;

●	Generated cash flow from operating activities of $91.6 million;

●	Recorded a gain of $7.7 million on the investment in OreCorp Limited (ASX: ORR) (“OreCorp”). Subsequent to March 31, 2024, the Company received A$42.5 million after accepting a competing offer to acquire OreCorp and a A$2.8 million break fee from OreCorp;

●	Cash cost per ounce of silver, net of by-product credits[1], of negative $0.38;

●	All-in sustaining cost per ounce of silver, net of by-product credits[1], of $11.38;

●	Paid $4.4 million of dividends to the Company’s shareholders;

●	Spent $1.0 million to buyback 388,324 common shares of the Company under its Normal Course Issuer Bid;

●	Spent and capitalized $6.2 million on exploration drilling, $45.0 million on underground development, and $12.9 million on equipment and facilities, including $6.2 million on construction of the new tailings storage facility.

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

4.	Operating Performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the years ended March 31, 2024 and 2023:

Consolidated	Three months ended March 31,			Year ended March 31
	2024	2023	Changes	2024	2023	Changes

Production Data
Ore Mined (tonne)	195,160	181,848	7%	1,117,118	1,068,983	5%
Ore Milled (tonne)
Gold Ore	21,843	-	100%	58,262	-	100%
Silver Ore	215,650	179,393	20%	1,047,933	1,072,654	-2%
	237,493	179,393	32%	1,106,195	1,072,654	3%

Average Head Grades
Silver (grams/tonne)	163	210	-22%	189	209	-10%
Lead (%)	2.6	3.0	-12%	2.9	3.1	-6%
Zinc (%)	1.1	1.1	-3%	1.2	1.3	-8%

Average Recovery Rates
Silver (%)	93.5	93.3	0%	93.7	94.2	-1%
Lead (%)	94.5	94.7	0%	94.6	94.4	0%
Zinc (%)	78.0	81.0	-4%	82.2	79.5	3%

Metal Production
Gold (ounces)	1,916	1,000	92%	7,268	4,400	65%
Silver (in thousands of ounces)	1,150	1,106	4%	6,204	6,617	-6%
Silver equivalent (in thousands of ounces)*	1,324	1,195	11%	6,844	6,997	-2%
Lead (in thousands of pounds)	12,527	10,938	15%	63,171	68,068	-7%
Zinc (in thousands of pounds)	4,559	3,577	27%	23,385	23,463	0%

Cost Data*
Mining cost ($/tonne)	66.20	73.57	-10%	63.09	68.17	-7%
Shipping cost ($/tonne)	2.83	2.51	13%	2.53	2.66	-5%
Milling cost ($/tonne)	15.28	16.77	-9%	13.24	13.20	0%
Production cost ($/tonne)	84.31	92.85	-9%	78.86	84.03	-6%
All-in sustaining production cost ($/tonne)	143.38	165.68	-13%	140.40	142.08	-1%

Cash cost per ounce of silver, net of by-product credits ($)	1.22	0.92	33%	(0.38)	(0.42)	10%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	14.36	13.85	4%	11.38	9.73	17%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

(i)	Mine and Mill Production

For the year ended March 31, 2024 (“Fiscal 2024”), the Company mined 1,117,118 tonnes of ore, up 5% compared to 1,068,983 tonnes in the year ended March 31, 2023 (“Fiscal 2023”). Ore milled in Fiscal 2024 was 1,106,195 tonnes, up 3% compared to 1,072,654 tonnes in Fiscal 2023. A total of 58,262 tonnes of gold ore were processed in Fiscal 2024.

For the three months ended March 31, 2024 (“Q4 Fiscal 2024”), on a consolidated basis, the Company mined 195,160 tonnes of ore, up 7% compared to 181,848 tonnes in the three months ended March 31, 2024 (“Q4 Fiscal 2023”). Ore milled was 237,493 tonnes, up 32% compared to 179,393 tonnes in Q4 Fiscal 2023. A total of 21,843 tonnes of gold ore were processed in Q4 Fiscal 2024.

(ii)	Metal Production

In Fiscal 2024, the Company produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, or approximately 6.8 million ounces of silver equivalent, plus 63.2 million pounds of lead and 23.4 million pounds of zinc, representing an increase of 65% in gold, essentially the same quantity of zinc, and decreases of 6% and 7%, respectively, in silver and lead produced over Fiscal 2023. The decreases in silver and lead production were mainly due to i) lower head grades achieved due to mining sequences; and ii) 58,262 tonnes of gold ore with grades of 1.8 grams per tonne (“g/t”) gold, 77 g/t silver, 1.1% lead and 0.2% zinc mined and processed to produce gravity gold concentrate, silver-gold-lead (copper) concentrate, and zinc concentrate, at the Ying Mining District.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

The gold recovery rate for gold ores processed was 92.0% in Fiscal 2024.

In Q4 Fiscal 2024, the Company produced approximately 1,916 ounces of gold, 1.2 million ounces of silver, or approximately 1.3 million ounces of silver equivalent, plus 12.5 million pounds of lead and 4.6 million pounds of zinc, representing increases of 92%, 4%, 15%, and 27%, respectively, in gold, silver, lead, and zinc production over Q4 Fiscal 2023.

(iii)	Per Tonne Cost[1]

In Fiscal 2024, the consolidated mining cost was $63.09 per tonne, down 7% compared to $68.17 per tonne in Fiscal 2023. The consolidated milling cost was $13.24 per tonne, a slight increase compared to $13.20 per tonne in Fiscal 2023. Correspondingly, the consolidated production cost per tonne of ore processed was $78.86, down 6% compared to $84.03 in Fiscal 2023. The all-in sustaining production cost per tonne of ore processed in Fiscal 2024 was $140.40, down 1% compared to $142.08 in Fiscal 2023. Both the production cost and all-in sustaining production cost per tonne of ore processed are within the Fiscal 2024 guidance.

In Q4 Fiscal 2024, the consolidated mining cost was $66.20 per tonne, down 10% compared to $73.57 per tonne in Q4 Fiscal 2023. The consolidated milling cost was $15.28 per tonne, down 9% compared to $16.77 per tonne in Q4 Fiscal 2023. Correspondingly, the consolidated production cost per tonne of ore processed was $84.31 per tonne, down 9% compared to $92.85 per tonne in Q4 Fiscal 2023, while the all-in sustaining production cost per tonne ore processed was $143.38 per tonne, down 13% compared to $165.68 per tonne in Q4 Fiscal 2023. The decrease was mainly due to the increase of ore processed in the current quarter resulting in lower per unit fixed costs allocation.

(iv)	Cost per Ounce of Silver, Net of By-Product Credits[1]

In Fiscal 2024, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $0.38, up 10% compared to negative $0.42 in the prior year. The increase was mainly due to a decrease of $3.6 million in by-product credits offset by a decrease of $3.2 million in expensed production cost.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $11.38 compared to $9.73 in Fiscal 2023. The increase was mainly due to i) the increase in the cash cost per ounce of silver as discussed above; ii) an increase of $4.3 million in sustaining capital expenditures, iii) an increase of $0.8 million in corporate operation expenses; and iv) less silver sold resulting in higher unit costs per ounces of silver.

In Q4 Fiscal 2024, the consolidated cash cost per ounce of silver, net of by-product credits, was $1.22, compared to $0.92 in Q4 Fiscal 2023. The increase was mainly due to an increase of $4.8 million in expensed production costs arising from more concentrates produced and sold, offset by an increase of $4.4 million increase in by-product credits. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $14.36, compared to $13.85 in Q4 Fiscal 2023. The increase was mainly due to i) the increase in cash cost per ounce of silver as discussed above and ii) an increase of $1.3 million in sustaining capital expenditures.

1 Non-IFRS measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(v)	Exploration and Development

The following table summarizes the development work and capital expenditures in Fiscal 2024.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2024
Ying Mining District	12,659	$9,419	75,201	$30,660	130,293	$4,554	$11,368	$56,001	33,436	90,868
GC Mine	540	592	11,264	4,293	28,157	1,317	517	6,719	7,787	46,702
Corporate and other	-	-	-	-	-	290	1,031	1,321	-	-
Consolidated	13,199	$10,011	86,465	$34,953	158,450	$6,161	$12,916	$64,041	41,223	137,570

Fiscal 2023
Ying Mining District	6,944	$5,173	62,105	$24,782	124,533	$5,677	$12,478	$48,110	32,870	124,874
GC Mine	-	-	12,722	4,023	22,024	816	2,816	7,655	7,071	43,375
Corporate and other	-	-	-	-	8,485	1,783	275	2,058	-	-
Consolidated	6,944	$5,173	74,827	$28,805	155,042	$8,276	$15,569	$57,823	39,941	168,249

Changes (%)
Ying Mining District	82%	82%	21%	24%	5%	-20%	-9%	16%	2%	-27%
GC Mine	100%	100%	-11%	7%	28%	61%	-82%	-12%	10%	8%
Corporate and other	-	-	-	-	-100%	-84%	275%	-36%	-	-
Consolidated	90%	94%	16%	21%	2%	-26%	-17%	11%	3%	-18%

Total capital expenditures in Fiscal 2024 were $64.0 million, up 11% compared to $57.8 million in Fiscal 2023 and comparable to the Fiscal 2024 capital expenditure guidance of $64.7 million. Total capital expenditures incurred to construct the new tailing storage facility (“TSF”) were approximately $6.3 million in Fiscal 2024 and $10.8 million since inception.

In Fiscal 2024, on a consolidated basis, a total of 296,020 metres or $9.0 million worth of diamond drilling were completed (Fiscal 2023 – 323,291 metres or $13.0 million), of which approximately 137,570 metres or $2.9 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2023 – 168,249 metres or $4.7 million) and approximately 158,450 metres or $6.2 million worth of diamond drilling were capitalized (Fiscal 2023 – 155,042 metres or $8.3 million). In addition, approximately 41,223 metres or $15.2 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2023 – 39,941 metres or $14.6 million), and approximately 99,664 metres or $45.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Fiscal 2023 – 81,771 metres or $34.0 million).

The following table summarizes the development work and capital expenditures in Q4 Fiscal 2024.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling and other		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Q4 Fiscal 2024
Ying Mining District	2,917	$2,563	11,817	$5,805	17,515	$584	1,993	$10,945	5,523	17,270
GC Mine	211	289	2,075	883	3,537	129	106	1,407	1,179	9,898
Corporate and other	-	-	-	-	-	81	999	1,080	-	-
Consolidated	3,128	$2,852	13,892	$6,688	21,052	$794	$3,098	$13,432	6,702	27,168

Q4 Fiscal 2023
Ying Mining District	1,475	$1,046	10,987	$4,146	16,510	$744	2,200	$8,136	6,708	14,425
GC Mine	-	-	2,219	748	6,972	261	97	1,106	1,492	3,720
Corporate and other	-	-	-	-	-	39	176	215	-	-
Consolidated	1,475	$1,046	13,206	$4,894	23,482	$1,044	$2,473	$9,457	8,200	18,145

Variances (%)
Ying Mining District	98%	145%	8%	40%	6%	-22%	-9%	35%	-18%	20%
GC Mine	100%	100%	-6%	18%	-49%	-51%	9%	27%	-21%	166%
Corporate and other	-	-	-	-	0%	108%	468%	402%	-	-
Consolidated	112%	173%	5%	37%	-10%	-24%	25%	42%	-18%	50%

Total capital expenditures in Q4 Fiscal 2024 were $13.4 million, up 42% compared to $9.5 million in Q4 Fiscal 2023.

In Q4 Fiscal 2024, on a consolidated basis, a total of 48,220 metres or $1.3 million worth of diamond drilling were completed (Q4 Fiscal 2023 – 41,627 metres or $1.5 million), of which approximately 27,168 metres or $0.5 million worth of diamond drilling were expensed as part of mining costs (Q4 Fiscal 2023 – 18,145 metres or $0.5 million) and approximately 21,052 metres or $0.8 million worth of diamond drilling were capitalized (Q4 Fiscal 2023 – 23,482 metres or $1.0 million). In addition, approximately 6,702 metres or $2.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (same period year period – 8,200 metres or $2.7

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

million), and approximately 17,020 metres or $9.5 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q4 Fiscal 2023 – 14,681 metres or $5.9 million).

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months and the years ended March 31, 2024 and 2023. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX, HPG, TLP-LME-LMW, and DCG mines.

Ying Mining District	Three months ended March 31,			Year ended March 31
	2024	2023	Changes	2024	2023	Changes

Production Data
Ore Mined (tonne)	147,122	132,205	11%	827,112	769,024	8%
Ore Milled (tonne)
Gold Ore	21,843	-		58,262	-
Silver Ore	158,424	130,910	21%	757,883	773,057	-2%
	180,267	130,910	38%	816,145	773,057	6%

Average Head Grades
Silver (grams/tonne)	197	255	-23%	231	261	-11%
Lead (%)	3.1	3.6	-14%	3.4	3.8	-11%
Zinc (%)	0.6	0.6	0%	0.7	0.7	0%

Average Recovery Rates
Gold (%)**	92.9	-		92.0	-
Silver (%)	94.4	95.2	-1%	94.9	95.6	-1%
Lead (%)	95.0	95.3	0%	95.1	95.0	0%
Zinc (%)	70.2	68.3	3%	70.6	63.2	12%

Metal Production
Gold (ounces)	1,916	1,000	92%	7,268	4,400	65%
Silver (in thousands of ounces)	1,063	997	7%	5,677	6,024	-6%
Silver equivalent (in thousands of ounces)*	1,237	1,086	14%	6,317	6,404	-1%
Lead (in thousands of pounds)	11,317	9,688	17%	56,269	60,254	-7%
Zinc (in thousands of pounds)	1,750	1,164	50%	8,213	7,150	15%

Cost Data*
Mining cost ($/tonne)	73.31	83.76	-12%	70.25	78.63	-11%
Shipping cost ($/tonne)	3.58	3.43	4%	3.40	3.68	-8%
Milling cost ($/tonne)	14.20	15.23	-7%	12.01	11.76	2%
Production cost ($/tonne)	91.09	102.42	-11%	85.66	94.07	-9%
All-in sustaining production cost ($/tonne)	148.24	170.69	-13%	141.82	146.59	-3%

Cash cost per ounce of silver, net of by-product credits ($)	1.71	1.37	25%	-	0.88	-100%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	12.28	11.33	8%	8.82	8.29	6%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

**Gold recovery only refers to the recovery rate for gold ore processed.

Fiscal 2024 vs. Fiscal 2023

In Fiscal 2024, a total of 827,112 tonnes of ore were mined at the Ying Mining District, up 8% compared to 769,024 tonnes in Fiscal 2023, and 816,145 tonnes of ore were milled, up 6% compared to 773,057 tonnes in Fiscal 2023.

Average head grades of ore processed were 231 g/t for silver, 3.4% for lead, and 0.7% for zinc compared to 261 g/t for silver, 3.8% for lead, and 0.7% for zinc in Fiscal 2023.

Metals produced at the Ying Mining District were approximately 7,268 ounces of gold, 5.7 million ounces of silver, or approximately 6.3 million ounces of silver equivalent, plus 56.3 million pounds of lead, and 8.2 million pounds of zinc were produced, representing increases of 65% and 15%, respectively, in gold and zinc, and decreases of 6%, 1% and 7%, respectively, in silver, silver equivalent and lead, compared to 4,400 ounces of gold, 6.0 million ounces of silver, or approximately 6.4 million silver equivalent, plus 60.3 million pounds of lead, and 7.2 million

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

pounds of zinc in Fiscal 2023. The decrease in silver and lead production was mainly due to i) lower head grades achieved due to mining sequences; and ii) 58,262 tonnes of gold ores were mined and processed with grades of 1.8 g/t gold, 77 g/t silver, 1.1% lead, and 0.2% zinc to produce gravity gold concentrate, silver-gold-lead (copper) concentrate, and zinc concentrate in Fiscal 2024. The gold recovery rate for gold ores processed was 92.0%.

In Fiscal 2024, the mining cost at the Ying Mining District was $70.25 per tonne, down 11% compared to $78.63 per tonne in Fiscal 2023, while the milling cost was $12.01 per tonne, up 2% compared to $11.76 per tonne in Fiscal 2023. Correspondingly, the production cost per tonne of ore processed was $85.66, down 9% compared to $94.07 in Fiscal 2023. The all-in sustaining cost per tonne of ore processed was $141.82, down 3% compared to $146.59 in Fiscal 2023. Both the production cost and all-in sustaining cost per tonne of ore processed at the Ying Mining District are below its Fiscal 2024 production costs guidance. The decrease was mainly due to i) a decrease of $1.6 million in production costs, offset by an increase of $5.2 million in sustaining capital expenditures and general administrative expenses; and ii) an increase of 6% in ore processed resulting in lower per tonne cost calculated.

In Fiscal 2024, the cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was $nil, compared to $0.88 in Fiscal 2023. The decrease was primarily due to the decrease in the production cost per tonne and an increase of $2.3 million in by-product credits. The all-in sustaining cost per ounce of silver, net of by-product credits, was $8.82, up 6% compared to $8.29 in Fiscal 2023. The increase was mainly due to i) an increase of $4.5 million in sustaining capital expenditures; and ii) an increase of $0.8 million in general administrative expenses and government fee, offset by the decrease in cash cost per ounce of silver as discussed above.

In Fiscal 2024, a total of 221,161 metres or $6.6 million worth of diamond drilling were completed (Fiscal 2023 – 249,407 metres or $9.1 million), of which approximately 90,868 metres or $2.0 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2023 – 124,874 metres or $3.4 million) and approximately 130,293 metres or $4.6 million worth of drilling were capitalized (Fiscal 2023 – 124,533 metres or $5.7 million). In addition, approximately 33,436 metres or $12.5 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2023 – 32,870 metres or $12.5 million), and approximately 87,860 metres or $40.1 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2023 – 69,049 metres or $30.0 million).

Q4 Fiscal 2024 vs. Q4 Fiscal 2023

In Q4 Fiscal 2024, a total of 147,122 tonnes of ore were mined at the Ying Mining District, up 11% compared to 132,205 tonnes in Q4 Fiscal 2023, and 180,267 tonnes of ore were milled, up 38% compared to 130,910 tonnes in Q4 Fiscal 2024.

Average head grades of ore processed were 197 g/t for silver, 3.1% for lead, and 0.6% for zinc compared to 255 g/t for silver, 3.6% for lead, and 0.6% for zinc in Q4 Fiscal 2023.

Metals produced at the Ying Mining District were approximately 1,916 ounces of gold, 1.1 million ounces of silver, or approximately 1.2 million ounces of silver equivalent, plus 11.3 million pounds of lead and 1.8 million pounds of zinc, representing production increases of 92%, 7%, 14%, 17%, and 50%, respectively, in gold, silver, silver equivalent, lead and zinc, compared to 1,000 ounces of gold, 1.0 million ounces of silver, or approximately 1.1 million ounces of silver equivalent, plus 9.7 million pounds of lead, and 1.2 million pounds of zinc in Q4 Fiscal 2023.

In Q4 Fiscal 2024, the mining cost at the Ying Mining District was $73.31 per tonne, down 12% compared to $83.76 per tonne in Q4 Fiscal 2023, and the milling cost was $14.20 per tonne, down 7% compared to $15.23 per tonne in Q4 Fiscal 2024.

Correspondingly, the production cost per tonne of ore processed was $91.09, down 11% compared to $102.42 in Q4 Fiscal 2024. The all-in sustaining cost per tonne of ore processed was $148.24, down 13% compared to $170.69 in Q4 Fiscal 2023. The decrease was mainly due to the increase in ore production resulting in lower per tonne fixed costs allocation.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

In Q4 Fiscal 2024, the cash cost per ounce of silver, net of by-product credits, at the Ying Mining District was $1.71, up 25% compared to $1.37 in Q4 Fiscal 2023. The all-in sustaining cost per ounce of silver, net of by-product credits, was $12.28, up 8% compared to $11.33 in Q4 Fiscal 2023. The increase was mainly due to i) the increase in concentrate sold resulting in an increase of $5.0 million in expensed production costs, offset by an increase of $4.5 million in by-product credits, and ii) an increase of $1.6 million in sustaining capital expenditures.

In Q4 Fiscal 2024, a total of 34,785 metres or $0.9 million worth of diamond drilling were completed (Q4 Fiscal 2023 – 30,935 metres or $1.2 million), of which approximately 17,270 metres or $0.3 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2023 – 14,425 metres or $0.4 million) and approximately 17,515 metres or $0.6 million worth of drilling were capitalized (Q4 Fiscal 2023 – 16,510 metres or $0.7 million). In addition, approximately 5,523 metres or $2.2 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q4 Fiscal 2023 – 6,708 metres or $2.2 million), and approximately 14,734 metres or $8.4 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q4 Fiscal 2023 – 12,462 metres or $5.2 million).

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months and the years ended March 31, 2024 and 2023:

GC Mine	Three months ended March 31,			Year ended March 31
	2024	2023	Changes	2024	2023	Changes

Production Data
Ore Mined (tonne)	48,038	49,643	-3%	290,006	299,959	-3%
Ore Milled (tonne)	57,226	48,483	18%	290,050	299,597	-3%

Average Head Grades
Silver (grams/tonne)	57	88	-35%	69	75	-8%
Lead (%)	1.1	1.3	-15%	1.2	1.3	-8%
Zinc (%)	2.5	2.5	0%	2.6	2.8	-7%

Average Recovery Rates
Silver (%) **	83.2	78.9	5%	82.0	81.9	0%
Lead (%)	89.8	90.9	-1%	90.5	89.8	1%
Zinc (%)	89.3	89.3	0%	90.0	89.9	0%

Metal Production
Silver (in thousands of ounces)	87	109	-20%	527	593	-11%
Lead (in thousands of pounds)	1,210	1,250	-3%	6,902	7,814	-12%
Zinc (in thousands of pounds)	2,809	2,413	16%	15,172	16,313	-7%

Cost Data*
Mining cost ($/tonne)	44.42	46.43	-4%	42.66	41.36	3%
Milling cost ($/tonne)	18.70	20.91	-11%	16.69	16.93	-1%
Production cost ($/tonne)	63.12	67.34	-6%	59.35	58.29	2%
All-in sustaining production cost ($/tonne)	78.32	84.79	-8%	85.17	83.33	2%

Cash cost per ounce of silver, net of by-product credits ($)	(4.79)	(3.10)	-55%	(4.70)	(13.72)	66%
All-in sustaining cost per ounce of silver, net of by-product credits ($)	6.63	5.93	12%	11.08	0.50	-2116%

*Alternative performance (non-IFRS) measure. Please refer to section 13 for reconciliation.

**Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

Fiscal 2024 vs. Fiscal 2023

In Fiscal 2024, a total of 290,006 tonnes of ore were mined and 290,050 tonnes were milled at the GC Mine, down 3% compared to 299,959 tonnes mined and 299,597 tonnes milled in Fiscal 2023. The decrease was mainly due to a production disruption of five weeks in the second quarter of Fiscal 2024 (refer to the Company’s news release dated September 5, 2023).

In Fiscal 2024, a total of 27,937 tonnes of waste was removed through the XRT Ore Sorting System.

Average head grades of ore milled were 69 g/t for silver, 1.2% for lead, and 2.6% for zinc compared to 75 g/t for silver, 1.3% for lead, and 2.8% for zinc in Fiscal 2023.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Metals produced at the GC Mine were approximately 527 thousand ounces of silver, 6.9 million pounds of lead, and 15.2 million pounds of zinc, representing decreases of 11%, 12%, and 7%, respectively, in silver, lead and zinc production, compared to 593 thousand ounces of silver, 7.8 million pounds of lead, and 16.3 million pounds of zinc in Fiscal 2023. The decrease was mainly due to i) the decrease of 3% in ore production; and ii) lower head grades achieved due to mining sequence.

The mining cost at the GC Mine was $42.66 per tonne, up 3% compared to $41.36 per tonne in Fiscal 2023, and the milling cost was $16.69 per tonne, down 1% compared to $16.93 per tonne in Fiscal 2023. The production cost per tonne of ore processed was $59.35, up 2% compared to $58.29 in Fiscal 2023. The all-in sustaining production cost per tonne of ore processed was $85.17, up 2%, compared to $83.33 in Fiscal 2023. The increase was primarily due to the decrease of 3% in ore production resulting in a higher per tonne fixed costs allocation.

The cash cost per ounce of silver, net of by-product credits, at the GC Mine, in Fiscal 2024, was negative $4.70, compared to negative $13.72 in Fiscal 2023. The all-in sustaining cost per ounce of silver, net of by-product credits, was $11.08, compared to $0.50 in Fiscal 2023. The increase was mainly due to i) the increase of 2% in per tonne production cost and all-in sustaining production cost and ii) a decrease of $5.9 million in by-product credits.

In Fiscal 2024, approximately 74,859 metres or $2.1 million worth of diamond drilling were completed (Fiscal 2023 – 65,399 metres or $2.2 million), of which approximately 46,702 metres or $0.8 million worth of underground diamond drilling were expensed as part of mining costs (Fiscal 2023 – 43,375 metres or $1.3 million) and approximately 28,157 metres or $1.3 million of diamond drilling were capitalized (Fiscal 2023 – 22,024 metres or $0.8 million). In addition, approximately 7,787 metres or $2.7 million of tunnelling were completed and expensed as part of mining costs (Fiscal 2023 – 7,071 metres or $2.1 million), and approximately 11,804 metres or $4.9 million of horizontal tunnels, raises, and declines were completed and capitalized (Fiscal 2023 – 12,722 metres or $4.0 million).

Q4 Fiscal 2024 vs. Q4 Fiscal 2023

In Q4 Fiscal 2024, a total of 48,038 tonnes of ore were mined at the GC Mine, down 3% compared to 49,643 tonnes in Q4 Fiscal 2023. Ore milled was 57,226 tonnes, up 18% compared to 48,483 tonnes in Q4 Fiscal 2023.

In Q4 Fiscal 2024, a total of 5,685 tonnes of waste were removed through the XRT Ore Sorting System.

Average head grades of ore milled were 57 g/t for silver, 1.1% for lead, and 2.5% for zinc compared to 88 g/t for silver, 1.3% for lead, and 2.5% for zinc in Q4 Fiscal 2023.

Metals produced at the GC Mine were approximately 87 thousand ounces of silver, 1.2 million pounds of lead, and 2.8 million pounds of zinc, representing an increase of 16% in zinc, and decreases of 20% and 3%, respectively, in silver and lead, compared to 109 thousand ounces of silver, 1.3 million pounds of lead, and 2.4 million pounds of zinc in Q4 Fiscal 2023.

In Q4 2024, the mining cost at the GC Mine was $44.42 per tonne, down 4% compared to $46.43 per tonne in Q4 Fiscal 2023, and the milling cost was $18.70 per tonne, down 11% compared to $20.91 per tonne in Q4 Fiscal 2023. The production cost per tonne of ore processed was $63.12, down 6% compared to $67.34 in Q4 Fiscal 2023. The all-in sustaining production cost per tonne of ore processed was $78.32, down 8%, compared to $84.79 in Q4 Fiscal 2023. The decrease was primarily due to the increase of 18% in ore processed resulting in lower per tonne fixed costs allocation.

In Q4 Fiscal 2024, the cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $4.79, down 55% compared to negative $3.10 in Q4 Fiscal 2023. The all-in sustaining cost per ounce of silver, net of by-product credits, was $6.63, compared to $5.93 in Q4 Fiscal 2023.

In Q4 Fiscal 2024, approximately 13,435 metres or $0.3 million worth of diamond drilling were completed (Q4 Fiscal 2023 – 10,692 metres or $0.4 million), of which approximately 9,898 metres or $0.2 million worth of underground drilling were expensed as part of mining costs (Q4 Fiscal 2023 – 3,720 metres or $0.1 million) and approximately 3,537 metres or $0.1 million of drilling were capitalized (Q4 Fiscal 2023 – 6,972 metres or $0.3 million). In addition, approximately 1,179 metres or $0.5 million of tunnelling were completed and expensed as

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

part of mining costs (Q4 Fiscal 2023 – 1,492 metres or $0.4 million), and approximately 2,286 metres or $1.2 million of horizontal tunnels, raises, and declines were completed and capitalized (Q4 Fiscal 2023 – 2,219 metres or $0.7 million).

(iii)	Kuanping Project

Activities at the Kuanping Project in Fiscal 2024 have been focused on completing studies and reports as required to construct the mine. As of March 31, 2024, the Company has completed studies on environmental, water, and soil assessments, and all these reports have been submitted to and approved by the relevant provincial authorities. An updated mineral resources estimate report prepared as per Chinese standards has been reviewed and approved by the relevant provincial authorities. A report, incorporating the mineral resources development and utilization plan, reclamation plan, and environmental rehabilitation plan, was prepared by the Company and reviewed and approved by an external expert panel. Total capital expenditures at the Kuanping Project during the year ended March 31, 2024 was $0.3 million, compared to $0.9 million in prior year.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance since August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining license for the BYP Mine will be issued, or if it is issued, that it will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed thereon.

(v)	La Yesca Project

The La Yesca Project was placed on hold since last year and no further exploration activities are planned.

(c)	Comparison of Fiscal 2024 Results and Fiscal 2024 Guidance

Unless otherwise stated, all reference to Fiscal 2024 Guidance in the MD&A refer to the “Fiscal 2024 Operating Outlook” section in the Company’s Fiscal 2023 Annual MD&A dated May 24, 2023 (“Fiscal 2024 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved in Fiscal 2024 compared to the respective Fiscal 2024 Guidance:

		Head grades				Metal production				Production cost
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(oz)	(Koz)	(Klbs)	(Klbs)	($/t)	($/t)
Fiscal 2024
Ying Mining District	816,145	0.32	231	3.4	0.7	7,268	5,677	56,269	8,213	85.66	141.82
GC Mine	290,050	-	69	1.2	2.6	-	527	6,902	15,172	59.35	85.17
Consolidated	1,106,195	0.24	189	2.9	1.2	7,268	6,204	63,171	23,385	78.86	140.40

Fiscal 2024 Guidance
Ying Mining District	770,000 - 810,000	0.20	267	3.9	0.8	4,400 - 5,500	6,180 - 6,500	62,950 - 65,630	9,120 - 9,520	90.4 - 92.6	143.8 - 148.8
GC Mine	330,000 - 360,000	-	75	1.2	2.9	0 - 0	620 - 670	7,530 - 8,180	18,530 - 20,140	50.3 - 52.3	79.6 - 84.2
Consolidated	1,100,000 - 1,170,000	0.14	208	3.1	1.4	4,400 - 5,500	6,800 - 7,170	70,480 - 73,810	27,650 - 29,660	78.2 - 80.5	136.4 - 142.4

In Fiscal 2024, the Company processed a total of 1,106,195 tonnes of ore and produced approximately 7,268 ounces of gold, 6.2 million ounces of silver, 63.2 million pounds of lead, and 23.4 million pounds of zinc. Ore processed was within the guidance and gold production surpassed the guidance while silver, lead and zinc production were below the guidance due to lower head grade achieved. Ore and gold production at the Ying Mining District exceeded the guidance. Ore and metal production at the GC Mine was below the guidance, and the shortfall can be attributed to the lower head grades achieved and the production disruption of five weeks in the second quarter of Fiscal 2024 (refer to the Company’s news release dated September 5, 2023).

The consolidated cash production cost and all-in sustaining production cost per tonne was within the guidance.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures in Fiscal 2024 compared to the respective Fiscal 2024 Guidance.

	Capitalized Development and Expenditures								Expensed
	Ramp Development		Exploration and Development Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Fiscal 2024
Ying Mining District	12,659	$9,419	75,201	$30,660	130,293	$4,554	11,368	$56,001	33,436	90,868
GC Mine	540	592	11,264	4,293	28,157	1,317	517	6,719	7,787	46,702
Corporate and other	-	-	-	-	-	290	1,031	1,321	-	-
Consolidated	13,199	$10,011	86,465	$34,953	158,450	$6,161	$12,916	$64,041	41,223	137,570

Fiscal 2024 Guidance
Ying Mining District	8,800	6,300	57,200	23,900	146,400	4,200	21,800	56,200	25,800	71,400
GC Mine	-	-	14,700	6,400	30,200	800	700	7,900	5,300	24,800
Corporate and other	-	-	-	-	-	-	600	600	-	-
Consolidated	8,800	$6,300	71,900	$30,300	176,600	$5,000	$23,100	$64,700	31,100	96,200

Percentage of Fiscal 2024 Guidance
Ying Mining District	144%	150%	131%	128%	89%	108%	52%	100%	130%	127%
GC Mine	-	-	77%	67%	93%	165%	74%	85%	147%	188%
Corporate and other	-	-	-	-	-	-	172%	220%	-	-
Consolidated	150%	159%	120%	115%	90%	123%	56%	99%	133%	143%

Total capital expenditures incurred in Fiscal 2024 was $64.0 million, comparable to the capital expenditures guidance of $64.7 million. Capitalized mine development expenditures were $51.1 million, up 23% compared to the guidance of $41.6 million, and the increase was mainly due to an increase of 23% in the ramp, development, and exploration tunnels completed compared to the guidance. Capital expenditures incurred for equipment replacement, and mill and tailing storage facility (the “TSF”) construction was $12.9 million, down 56% compared to the guidance. The decrease was mainly due to i) only $6.3 million capital expenditures incurred for the construction of TSF in Fiscal 2024 compared to the guidance of $12.9 million; and ii) the XRT Ore Sorting system was on trial runs with substantial capital expenditures not yet incurred. The first phase of TSF is expected to be completed in Fiscal 2025 as planned, but the costs are expected to be significantly below the original estimates.

(d)	Update on the Transactions with OreCorp

On August 6, 2023, the Company and OreCorp Limited (ASX: ORR) (“OreCorp”) announced the signing of a binding scheme implementation deed (the “Agreement”) whereby the Company will acquire all fully-paid ordinary shares of OreCorp not held by the Company or its associates (the “OreCorp Shares”), pursuant to an Australian scheme of arrangement under Part 5.1 of the Corporation Act 2001(Cth) (the “Scheme”), subject to the satisfaction and/or waiver of various conditions, whereby each holder of OreCorp Shares will receive, for each OreCorp Share held, 0.15 Australian dollar (“A$”) in cash and 0.0967 of a Silvercorp common share.

Concurrently with entering into the Agreement, the Company and OreCorp entered into a placement agreement, whereby Silvercorp agreed to purchase 70,411,334 new fully-paid ordinary shares of OreCorp at a price of A$0.40 per OreCorp Share for aggregate proceeds of approximately $18.5 million (A$28.0 million). The placement was completed in August 2023, and as a result, the Company held approximately 15% of the total outstanding ordinary shares of OreCorp. Subsequent to the private placement, the Company acquired additional 3,477,673 OreCorp Shares on the market through the Australian Securities Exchange (the “ASX”) for approximately $1.1 million, and as of December 31, 2023, the Company held 73,889,007 OreCorp Shares, representing 15.74% of the total outstanding ordinary shares of OreCorp.

The Agreement and the Scheme were amended and restated on November 23, 2023 (the “Amending Deed”) to increase the cash consideration from A$0.15 to A$0.19 with no change to the share consideration, being 0.0967 of a Silvercorp common share, for each OreCorp Share.

As a result of Perseus Mining Limited (“Perseus”) acquiring 19.9% relevant interest in OreCorp and indicating they would vote against the Scheme, on December 26, 2023, the Company and OreCorp entered into a Bid Implementation Deed (“BID”), pursuant to which Silvercorp has agreed to acquire, by means of an off-market takeover offer, all of the OreCorp Shares not already owned by Silvercorp for consideration comprising 0.0967

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

common shares of Silvercorp and A$0.19 cash per OreCorp Share (the “Consideration”). The offer is subject to minimal conditions, including Silvercorp having a relevant interest in at least 50.1% of the OreCorp Shares.

As with the Scheme, under certain circumstances a break fee of approximately A$2.8 million will be payable by OreCorp to Silvercorp if the BID is terminated.

In March 2024, the Company announced that it had been unable to obtain a minimum of 50.1% interest in OreCorp pursuant to its off-market takeover offer for OreCorp’s shares and elected not to exercise its right to match Perseus’ competing offer for OreCorp.

In April 2024, the Company accepted Perseus’ offer and received approximately A$42.5 million from Perseus for the investments in OreCorp shares and A$2.8 million break fee from OreCorp.

As of March 31, 2024, the Company recorded a gain of $7.7 million on mark to market due to the changes of OreCorp share price since the Company’s initial investment in OreCorp in August 2023.

The transaction costs related to the proposed acquisition of OreCorp, net of the break fee, was a recovery of $0.3 million, and recorded as property evaluation and business development expenses on the consolidated statements of income for the year ended March 31, 2024.

5.	Fiscal 2025 Operating Outlook

The Company reiterates its production, cash costs, and capital expenditures guidance for the year ended March 31, 2025 (“Fiscal 2025”) previously announced in the Company’s news release dated April 23, 2024.

(a)	Fiscal 2025 production and cash cost guidance

In Fiscal 2025, the Company expects to mine and process 1,151,000 to 1,256,000 tonnes of ore, yielding approximately 7,900 to 9,000 ounces of gold, 6.8 to 7.2 million ounces of silver, 64.2 to 69.3 million pounds of lead, and 27.1 to 30.1 million pounds of zinc. Fiscal 2025 production guidance represents production increases of approximately 4% to 14% in ores, 8% to 23% in gold, 9% to 17% in silver, 2% to 10% in lead, and 16% to 29% in zinc compared to the production results in Fiscal 2024.

		Head grade				Metal productions				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver	Lead	Zinc	Cash Cost	AISC
	(tonne)	(g/t)	(g/t)	(%)	(%)	(koz)	(Koz)	(Klb)	(Klb)	($/t)	($/t)
Fiscal 2025 Guidance
Gold ore	63,000 - 70,000	2.4	78	2.1	-	4.3 - 5.0	140 - 160	2,680 - 2,980
Silver ore	797,000 - 885,000	-	249	3.3	0.8	3.6 - 4.0	6,070 - 6,520	54,480 - 58,910	8,877 - 10,986
Ying Mining District	860,000 - 955,000	0.3	235	3.1	0.8	7.9 - 9.0	6,210 - 6,680	57,160 - 61,890	8,877 - 10,986	$ 83.7 - $ 88.1	$ 142.3 - $ 153.2
GC Mine	291,000 - 301,000	-	68	1.1	3.0		540 - 550	7,070 - 7,450	18,240 - 19,110	$ 54.4 - $ 55.5	$99.3 - $ 99.7
Consolidated	1,151,000 - 1,256,000					7.9 - 9.0	6,750 - 7,230	64,230 - 69,340	27,117 - 30,096	$ 77.0 - $ 79.6	$ 143.6 - $ 152.3

The Ying Mining District plans to mine and process 860,000 to 955,000 tonnes of ore, including 63,000 to 70,000 tonnes of gold ore with an expected head grade of 2.4 g/t gold, to produce approximately 7,900 to 9,000 ounces of gold, 6.2 to 6.7 million ounces of silver, 57.2 to 61.9 million pounds of lead, and 8.9 to 11.0 million pounds of zinc for Fiscal 2025. This production guidance represents production increases of approximately 5% to 17% in ore, 8% to 23% in gold, 9% to 18% in silver, 2% to 10% in lead, and 8% to 34% in zinc compared to the actual production in Fiscal 2024.

The cash production cost at the Ying Mining District is expected to be $83.7 to $88.1 per tonne of ore, and the all-in sustaining production cost is estimated at $142.4 to $153.3 per tonne of ore processed, comparable to the actual costs in Fiscal 2024.

The GC Mine plans to mine and process 291,000 to 301,000 tonnes of ore to produce 540 to 550 thousand ounces of silver, 7.1 to 7.5 million pounds of lead, and 18.2 to 19.1 million pounds of zinc. Fiscal 2025 production guidance at the GC Mine represents production increases of approximately 0% to 4% in ore, 2% to 4% in silver, 2% to 8% in lead, and 20% to 26% in zinc production compared to the production results in Fiscal 2024.

The cash production cost at the GC Mine is expected to be $54.4 to $55.5 per tonne of ore, and the all-in sustaining production cost is estimated at $99.3 to $99.7 per tonne of ore processed.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(b)	Fiscal 2025 capital expenditure guidance

In Fiscal 2025, the Company expects to incur a total $90.8 million of capital expenditures as summarized in the table below.

	Capitalized Development Work and Expenditures								Expensed
	Ramp and Development tunneling		Exploration tunneling		Diamond Drilling		Facilities and Equipment	Total	Mining Preparation Tunnneling	Diamond Drilling
	(Metres)	($ Million)	(Metres)	($ Million)	(Metres)	($ Million)	($ Million)	($ Million)	(Metres)	(Metres)
Fiscal 2025 Capitalized Work Plan and Capita Expenditure Estimates
Ying Mining District	45,100	27.3	45,800	17.4	137,700	3.4	30.6	78.7	37,800	117,300
GC Mine	8,000	4.5	9,700	5.0	51,500	1.3	0.3	11.1	7,100	18,700
Corporate and others	-	-	-	-	-	-	1.0	1.0	-	-
Consolidated	53,100	31.8	55,500	22.4	189,200	4.7	31.9	90.8	44,900	136,000

The total capital expenditure for mine optimization and facilities improvement at the Ying Mining District is estimated at $78.7 million. For mine optimization, the Company plans to spend a total $48.1 million comprised of the following capital expenditures:

(i)	Develop 45,100 metres of ramps and tunnels for transportation and access at estimated capitalized expenditures of $27.3 million (average $605/m). The main goal of these mine optimization programs is to have ramps and a trackless system replace current shafts, and to have more mechanized mining, such as using the shrinkage mining method to gradually replace the more labor intensive “Re-Suing” mining method;

(ii)	Develop 45,800 metres of exploration tunnels at estimated capitalized costs of $17.4 million ($380/m); and

(iii)	Drill 137,700 metres of exploration diamond drill holes for future production at an estimated capitalized costs of $3.4 million.

For the tailing storage facilities (“TSF”) and mill expansion and equipment, the Company plans to spend $30.6 million:

(i)	Complete the TSF by the second quarter of Fiscal 2025 with remaining expenditures of $15.9 million; and

(ii)	Add a 1,500 tonne per day flotation production line to the No. 2 Mill by the third quarter of Fiscal 2025 at a cost of $7.2 million per a signed EPCM contract and add two XRT Ore Sorting systems for $1.7 million. The XRT Ore Sorting system will help to sort out waste rock resulting from the increased dilution rate as the Company shifts to more shrinkage mining method from the “Re-Suing” mining method.

In addition to the capitalized tunneling and drilling work, the Ying Mining District also plans to complete and expense 37,800 metres of mining preparation tunnels and 117,300 metres of diamond drilling.

For the GC Mine, the Company plans to: i) complete and capitalize 8,000 metres of transportation ramps and mining development tunnels at estimated costs of $4.5 million ($562/m); ii) complete and capitalize 9,700 metres of exploration tunnels at estimated costs of $5.0 million ($515/m); iii) complete and capitalize 51,500 metres of diamond drilling at an estimated cost of $1.3 million; ad iv) spend $0.3 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $11.1 million in Fiscal 2025.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 7,100 metres of mining preparation tunnels and 18,700 metres of diamond drilling at the GC Mine.

The Kuanping Project is expected to receive all permits and licenses in the second quarter of Fiscal 2025, and $1.0 million of capital expenditures are budgeted for the startup of mine construction.

6.	Investment in Associates

(a)	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In September 2023, the Company participated in a bought deal financing of common shares of NUAG and

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

acquired an additional 2,541,890 common shares of NUAG for a cost of $5.0 million. As a result of the financing, the Company’s ownership in NUAG was diluted to 27.4% and a dilution gain of $0.7 million was recorded on the consolidated statements of income.

As at March 31, 2024, the Company owned 46,904,706 common shares of NUAG (March 31, 2023 – 44,351,616), representing an ownership interest of 27.4% (March 31, 2023 – 28.2%).

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
Balance, April 1, 2022	44,042,216	$49,437	$140,275
Purchase from open market	309,400	874
Share of net loss		(2,411)
Share of other comprehensive loss		(894)
Foreign exchange impact		(3,753)
Balance, March 31, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982
Purchase from open market	11,200	15
Dilution Gain		733
Share of net loss		(1,784)
Share of other comprehensive loss		(28)
Foreign exchange impact		(91)
Balance, March 31, 2024	46,904,706	$47,080	$63,693

Summarized financial information for the Company’s investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2024(1)	2023(1)
Net loss attributable to NUAG’s shareholders as reported by NUAG	$(6,404)	$(8,569)
Net loss of NUAG qualified for pick-up	(6,404)	(8,569)
Other comprehensive income (loss) attributable to NUAG’s shareholders as reported by NUAG shareholders as reported by NUAG	(104)	(3,161)
Comprehensive loss of NUAG qualified for pick-up	$(6,508)	$(11,730)
Company’s share of net loss	(1,784)	(2,411)
Company’s share of other comprehensive income (loss)	(28)	(894)
Company’s share of comprehensive loss	$(1,812)	$(3,305)

(1) NUAG’s fiscal year-end is on June 30. NUAG’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

As at	March 31, 2024	March 31, 2023
Current assets	$24,509	$12,020
Non-current assets	114,048	107,788
Total assets	$138,557	$119,808

Current liabilities	842	3,493
Total liabilities	$842	$3,493

Net assets	$137,715	$116,315
Non-controlling interests	(155)	(88)
Total equity attributable to equity holders of NUAG	$137,870	$116,403
Company’s share of net assets of associate	$37,719	$32,794
Fair value adjustments	9,361	10,459
Carrying value of the investment in NUAG	$47,080	$43,253

The difference between the carrying value of the Company’s investment in NUAG and the Company’s share of NUAG’s net asset primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements.

(b)	Investment in Tincorp Metals Inc. (“TIN”)

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

On December 15, 2022, the Company participated in a non-brokered private placement of TIN and purchased 4,000,000 units at a cost of $1.2 million. Each unit was comprised of one TIN common share and one-half common share purchase warrant at exercise price of CAD$0.65 per share. The common share purchase warrant expires on December 15, 2024.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to TIN. The Facility has a maturity date of January 31, 2025.

As at March 31, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2023 – 19,514,285), representing an ownership interest of 29.7% (March 31, 2023 – 29.3%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
Balance, April 1, 2022	15,514,285	$7,404	$6,208
Participation in private placement	4,000,000	1,181
Dilution loss		(107)
Share of net loss		(490)
Share of other comprehensive income		8
Foreign exchange impact		(554)
Balance, March 31, 2023	19,514,285	$7,442	$6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive income		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
Balance, March 31, 2024	19,864,285	$2,346	$2,346

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Based on TIN’s financial conditions and share price performance, the Company determined that there was objective evidence that the Company’s investment in TIN is impaired as at March 31, 2024. Accordingly, the Company marked down the carrying value of the investment to the fair value of the investment measured based on the trading price of TIN’s common shares as at March 31, 2024, and an impairment loss of approximately $4.3 million (year ended March 31, 2023 - $nil) was recognized for the investment in TIN.

Summarized financial information for the Company’s investment in TIN on a 100% basis is as follows:

	Year ended March 31,
	2024(1)	2023(1)
Net loss attributable to TIN’s shareholders as reported by TIN	$(3,075)	$(1,666)
Other comprehensive income attributable to TIN’s shareholders as reported by TIN	(26)	30
Comprehensive loss of TIN qualified for pick-up	(3,101)	(1,636)
Company’s share of net loss	(908)	(490)
Company’s share of other comprehensive income	(8)	8
Company’s share of comprehensive loss	$(916)	$(482)

(1) TIN’s fiscal year-end is on December 31. TIN’s quarterly financial results were used to compile the financial information that matched with the Company’s year-end on March 31.

As at	March 31, 2024	March 31, 2023
Current assets	$250	$2,640
Non-current assets	20,899	20,701
Total assets	$21,149	$23,341

Current liabilities	1,303	746
Total liabilities	$1,303	$746

Net assets	$19,846	$22,595
Company’s share of net assets of associate	$5,892	$6,625
Fair value adjustments	(3,546)	817
Carrying value of the investment in TIN	$2,346	$7,442

The difference between the carrying value of the Company’s investment in TIN and the Company’s share of TIN’s net asset primarily arises on fair value adjustments upon acquisitions of the investment and subsequent measurements.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

7.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales. The results for the quarters ended March 31 are normally affected by the extended Chinese New Year holiday.

Fiscal 2024	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
Revenue	$60,006	$53,992	$58,508	$42,681	$215,187
Cost of mine operations	36,705	33,049	35,201	29,643	134,598
Income from mine operations	23,301	20,943	23,307	13,038	80,589
Corporate general and administrative expenses	3,650	3,810	3,228	3,407	14,095
Foreign exchange loss (gain)	2,227	(1,314)	701	(1,277)	337
Share of loss in associates	640	705	5,680	(4,333)	2,692
Dilution gain on investment in associate	-	(733)	-	-	(733)
Impairment of investment in associate	-	-	-	4,251	4,251
Loss (gain) on investments	(1,086)	603	(6,204)	(990)	(7,677)
Other items	(130)	912	2,219	702	3,703
Income from operations	18,000	16,960	17,683	11,278	63,921
Finance items	(1,434)	(1,688)	(1,510)	(1,402)	(6,034)
Income tax expenses	6,221	3,878	5,123	5,055	20,277
Net income	13,213	14,770	14,070	7,625	49,678
Net income attributable to equity holders of the Company	9,217	11,050	10,510	5,529	36,306
Basic earnings per share	0.05	0.06	0.06	0.03	0.21
Diluted earnings per share	0.05	0.06	0.06	0.03	0.20
Cash dividend declared	2,214	-	2,214	-	4,428
Cash dividend declared per share	0.0125	-	0.0125	-	0.0250
Other financial information
Total assets					702,815
Total liabilities					105,806
Total equity attributable to equity holders of the Company					507,255

Fiscal 2023	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Mar 31, 2023	Mar 31, 2023
Revenue	$63,592	$51,739	$58,651	$34,147	$208,129
Cost of mine operations	38,690	37,378	36,907	24,371	137,346
Income from mine operations	24,902	14,361	21,744	9,776	70,783
Corporate general and administrative expenses	3,557	3,476	3,171	3,045	13,249
Foreign exchange loss (gain)	(1,656)	(4,340)	850	304	(4,842)
Share of loss in associates	728	771	677	725	2,901
Dilution loss on investment in associate				107	107
Loss (gain) on equity investments	2,671	1,596	(3,010)	1,061	2,318
Impairment charges against mineral rights and properties	-	20,211	-	-	20,211
Other items	231	61	2,791	9	3,092
Income from operations	19,371	(7,414)	17,265	4,525	33,747
Finance items	(800)	(1,023)	69	358	(1,396)
Income tax expenses	6,087	3,811	2,259	1,886	14,043
Net income	14,084	(10,202)	14,937	2,281	21,100
Net income (loss) attributable to equity holders of the
Company	10,169	(1,712)	11,916	235	20,608
Basic earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Diluted earnings (loss) per share	0.06	(0.01)	0.07	0.00	0.12
Cash dividend declared	2,216	-	2,209	-	4,425
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					676,799
Total liabilities					96,968
Total attributable shareholders’ equity					489,053

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Fiscal 2022	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2021	Sep 30, 2021	Dec 31, 2021	Mar 31, 2022	Mar 31, 2022
Revenue	$58,819	$58,435	$59,079	$41,590	$217,923
Cost of mine operations	33,315	34,823	37,603	27,881	133,622
Income from mine operations	25,504	23,612	21,476	13,709	84,301
Corporate general and administrative expenses	3,838	3,749	3,310	3,284	14,181
Foreign exchange loss (gain)	450	(2,063)	(1,813)	3,159	(267)
Share of loss in associates	396	469	403	920	2,188
Loss (gain) on equity investments	722	3,365	(1,101)	499	3,485
Other items	314	460	1,481	(106)	2,149
Income from operations	19,784	17,632	19,196	5,953	62,565
Finance items	(1,265)	(481)	8,171	(932)	5,493
Income tax expenses (recovery)	4,817	5,355	3,093	523	13,788
Net income	16,232	12,758	7,932	6,362	43,284
Net income attributable to equity holders of the Company	12,212	9,393	5,063	3,966	30,634
Basic earnings per share	0.07	0.05	0.03	0.02	0.17
Diluted earnings per share	0.07	0.05	0.03	0.02	0.17
Cash dividend declared	2,202	-	2,211	-	4,413
Cash dividend declared per share	0.0125	-	0.0125	-	0.025
Other financial information
Total assets					723,538
Total liabilities					103,424
Total attributable shareholders’ equity					512,396

(b)	Overview of Fiscal 2024 Financial Results

Net income attributable to equity shareholders of the Company in Fiscal 2024 was $36.3 million or $0.21 per share, compared to net income of $20.6 million or $0.12 per share in Fiscal 2023.

Compared to Fiscal 2023, the Company’s consolidated financial results were mainly impacted by i) increases of 19% and 16%, respectively, in the realized selling prices for gold and silver, and the increase in payable factors applied to gold ad silver in lead concentrates; ii) decreases of 1% and 23% in the realized selling price for lead and zinc; iii) an increase of 65% in gold sold, and decreases of 6%, 8%, and 1%, respectively, in silver, lead and zinc sold; iv) a decrease of 6% in per tonne production cost; and v) an increase of $10.0 million gain in mark-to-market investments, offset by vi) an increased negative impact of $5.2 million from foreign exchange.

Revenue in Fiscal 2024 was $215.2 million, up 3% compared to $208.1 million in Fiscal 2023. The increase is mainly due to i) an increase of $5.3 million arising from the increase in gold sold; ii) an increase of $19.9 million arising from the increase in the realized selling prices for silver and gold; offset by iv) a decrease of $12.6 million arising from the decrease in silver, lead and zinc sold; v) a decrease of $5.5 million arising from the decrease in the realized selling prices for zinc.

The net realized selling price is calculated using the Shanghai Metal Exchange (“SME”) price, less smelter charges, recovery, and value added tax (“VAT”). The metal prices quoted on SME, excluding gold, include VAT. The following table is a comparison among the Company’s average net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”) in Fiscal 2024 and Fiscal 2023:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2024	F2023	F2024	F2023	F2024	F2023	F2024	F2023
Net realized selling prices	$19.93	$17.11	$1,792	$1,511	$0.86	$0.87	$0.82	$1.06
SME	$25.03	$21.48	$2,023	$1,818	$1.00	$1.00	$1.33	$1.63
LME	$23.56	$21.35	$1,988	$1,804	$0.96	$0.95	$1.13	$1.49

Compared to Fiscal 2023, the average realized selling prices for silver and gold in Fiscal 2024 increased by 16% and 19%, respectively, while the average silver and gold prices quoted on SME increased by 17% and 11%, and the average silver and gold prices quoted on LME only increased by 10%. And 10%, respectively.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Year ended March 31, 2023			Year ended March 31, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	7,268	-	7,268	4,400	-	4,400
Silver (in thousands of ounces)	5,717	518	6,235	6,049	588	6,637
Lead (in thousands of pounds)	54,292	6,333	60,625	58,240	7,447	65,687
Zinc (in thousands of pounds)	8,240	15,010	23,250	7,175	16,263	23,438
Revenue
Gold (in thousands of $)	13,024	-	13,024	6,647	-	6,647
Silver (in thousands of $)	116,364	7,870	124,234	105,776	7,816	113,592
Lead (in thousands of $)	46,972	5,422	52,394	50,477	6,366	56,843
Zinc (in thousands of $)	6,904	12,198	19,102	7,881	16,942	24,823
Other (in thousands of $)	4,529	1,904	6,433	4,087	2,137	6,224
	187,793	27,394	215,187	174,868	33,261	208,129

Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,792	-	1,792	1,511	-	1,511
Silver ($ per ounce)	20.35	15.19	19.93	17.49	13.29	17.11
Lead ($ per pound)	0.87	0.86	0.86	0.87	0.85	0.87
Zinc ($ per pound)	0.84	0.81	0.82	1.10	1.04	1.06

Costs of mine operations in Fiscal 2024 were $134.6 million, down 2% compared to $137.3 million in Fiscal 2023. Items included in costs of mine operations are as follows:

	Fiscal 2024	Fiscal 2023	Change
Production cost	$88,574	$91,769	-3%
Depreciation and amortization	27,286	27,607	-1%
Mineral resource taxes	5,275	5,095	4%
Government fees and other taxes	2,641	2,388	11%
General and administrative	10,822	10,487	3%
	$134,598	137,346	-2%

Production costs expensed in Fiscal 2024 were $88.6 million, down 3% compared to $91.8 million in Fiscal 2023. The decrease was mainly due to a decrease of 6% in per tonne production cost. The production costs expensed represent approximately 1,123,000 tonnes of ore processed expensed at $78.86 per tonne, compared to approximately 1,092,000 tonnes of ore processed expensed at $84.03 per tonne in Fiscal 2023.

The increase in the mineral resource taxes was mainly due to more revenue achieved in Fiscal 2024. Government fees and other taxes are comprised of environmental protection fees, surtaxes on VAT, land usage levies, stamp duties and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments.

Mine general and administrative expenses for the mine operations in Fiscal 2024 were $10.8 million, up 3% compared to $10.5 million in Fiscal 2023. Items included in general and administrative expenses for the mine operations are as follows:

	Fiscal 2024	Fiscal 2023	Change
Amortization and depreciation	$1,094	$1,189	-8%
Office and administrative expenses	2,613	2,608	0%
Professional Fees	565	432	31%
Salaries and benefits	6,550	6,258	5%
	$10,822	$10,487	3%

Income from mine operations in Fiscal 2024 was $80.6 million, up 14% compared to $70.8 million in Fiscal 2023. The increase was mainly due to the increase in revenue and the decrease in mine operation costs achieved at the Ying Mining District. Income from mine operations at the Ying Mining District was $77.9 million, compared to $62.8 million in Fiscal 2023. Income from mine operations at the GC Mine was $3.1 million, compared to $8.4 million in Fiscal 2023.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Corporate general and administrative expenses in Fiscal 2024 were $14.1 million, up 6% or $0.8 million, compared to $13.2 million in Fiscal 2023. The increase was mainly due to the inflation and more manpower employed to support the Company’s business development activities. Items included in corporate general and administrative expenses are as follows:

	Fiscal 2024	Fiscal 2023	Change
Amortization and depreciation	$588	$573	3%
Office and administrative expenses	2,042	1,834	11%
Professional Fees	860	669	29%
Salaries and benefits	6,459	6,331	2%
Share-based compensation	4,146	3,842	8%
	$14,095	$13,249	6%

Foreign exchange loss in Fiscal 2024 was $0.3 million compared to a gain of $4.8 million in Fiscal 2023. The foreign exchange loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments in Fiscal 2024 was $7.7 million, an increase of $10.0 million compared to a loss of $2.3 million in Fiscal 2023. The gain was mainly due to the changes in value of mark-to-market investments.

Share of loss in associates in Fiscal 2024 was $2.7 million, compared to $2.9 million in Fiscal 2023. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Dilution gain on investment in associate in Fiscal 2024 was $0.7 million, compared to a loss of $0.1 in Fiscal 2023. As at March 31, 2024, the Company’s ownership in NUAG was diluted to 27.4% from 28.2% as at March 31, 2023.

Impairment charges of $4.3 million was recorded in Fiscal 2024 related to the Company’s investment in TIN, compared to an impairment charge of $20.2 million recorded related to the Company’s La Yesca Project. In Fiscal 2024, the Company wrote down the carrying value of the Company’s investment in TIN to the market price of TIN’s common shares as at March 31, 2024 as there was objective evidence that the Company’s investment in TIN was impaired.

Finance income in Fiscal 2024 was $6.2 million compared to $4.7 million in Fiscal 2023. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Fiscal 2024 was $0.2 million compared to $3.3 million in Fiscal 2023. The finance costs primarily comprised of the following:

	Fiscal 2024	Fiscal 2023	Changes
Interest on lease obligation	$22	$43	-49%
Unwinding of discount of environmental rehabilitation provision	191	239	-20%
Impairment charges against debt investment	-	2,883	-100%
Loss on disposal of bonds	-	93	100%
	$213	$3,258	-93%

Income tax expenses in Fiscal 2024 were $20.3 million, up 44% compared to $14.0 million in Fiscal 2023. The increase is mainly due to the increase in taxable income from mine operations and the withholding tax paid on funds distributed out of China through dividend payments. The income tax expense recorded in Fiscal 2024 included a current income tax expense of $14.7 million (Fiscal 2023 - $9.3 million) and a deferred income tax expense of $5.6 million (Fiscal 2023 - $4.7 million). The current income tax expenses in Fiscal 2024 included withholding tax expenses of $6.1 million (Fiscal 2023- $3.8 million), which were paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for Q4 Fiscal 2024

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2024 was $5.5 million or $0.03 per share, compared to net income of $0.2 million or $0.00 per share in Q4 Fiscal 2023.

Compared to Q4 Fiscal 2023, the Company’s consolidated financial results in the current quarter were mainly

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

impacted by i) increases of 92%, 6%, 18%, and 28%, respectively, in gold, silver, lead and zinc sold; ii) increases of 17%, 14%, and 1%, respectively, in the realized selling price for gold, silver and lead, and the increase in payable factors applied to gold and lead in lead concentrates; iii) a decrease of 3% in the realized selling prices for zinc; iv) an increase of $2.0 million gain in mark-to-market investments; and v) an increase of $3.2 million in income tax expenses.

Revenue in Q4 Fiscal 2024 was $42.7 million, up 25% compared to $34.1 million in Q4 Fiscal 2023. The increase is mainly due to i) an increase of $5.4 million arising from the increases in gold, silver, lead and zinc sold; ii) an increase of $3.3 million arising from increases in realized selling prices for gold, silver, and lead; offset by iv) a decrease of $0.1 million arising from decreases in realized selling prices for zinc.

The following table is a comparison among the Company’s average net realized selling prices, prices quoted on SME, and prices quoted on London Metal Exchange (“LME”) in Q4 Fiscal 2024 and 2023:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 F2024	Q4 F2023	Q4 F2024	Q4 F2023	Q4 F2024	Q4 F2023	Q4 F2024	Q4 F2023
Net realized selling prices	$20.74	$18.18	$1,899	$1,620	$0.88	$0.87	$0.86	$0.89
SME	$25.95	$22.87	$2,119	$1,908	$1.01	$1.01	$1.32	$1.54
LME	$23.36	$22.55	$2,072	$1,890	$0.95	$0.97	$1.12	$1.41

Compared to Q4 Fiscal 2023, the realized selling prices for silver, gold and lead in Q4 Fiscal 2024 increased by 14%, 17%, and 1%, respectively, while the average prices quoted on SME for silver, gold, and lead increased by 13%, 11%, and 0%, and the average prices quoted on LME for silver and gold only increased by 4% and 10%, respectively, while lead decreased by 2%.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Gold (ounces)	1,916	-	1,916	1,000	-	1,000
Silver (in thousands of ounces)	1,052	87	1,139	966	107	1,073
Lead (in thousands of pounds)	10,821	1,051	11,872	8,924	1,097	10,021
Zinc (in thousands of pounds)	1,730	2,702	4,432	1,115	2,336	3,451
Revenue
Gold (in thousands of $)	3,639	-	3,639	1,620	-	1,620
Silver (in thousands of $)	22,313	1,311	23,624	17,983	1,528	19,511
Lead (in thousands of $)	9,539	922	10,461	7,747	936	8,683
Zinc (in thousands of $)	1,496	2,296	3,792	1,032	2,050	3,082
Other (in thousands of $)	964	201	1,165	757	494	1,251
	37,951	4,730	42,681	29,139	5,008	34,147

Average Selling Price, Net of Value Added Tax and Smelter Charges
Gold ($ per ounce)	1,899	-	1,899	1,620	-	1,620
Silver ($ per ounce)	21.21	15.07	20.74	18.62	14.28	18.18
Lead ($ per pound)	0.88	0.88	0.88	0.87	0.85	0.87
Zinc ($ per pound)	0.86	0.85	0.86	0.93	0.88	0.89

Costs of mine operations for Q4 Fiscal 2024 were $29.6 million, up 22% compared to $24.4 million in Q4 Fiscal 2023. The increase was mainly due to the increase in metals sold. Items included in costs of mine operations are as follows:

	Q4 Fiscal 2024	Q4 Fiscal 2023	Change
Production cost	$20,442	$15,624	31%
Depreciation and amortization	5,726	5,096	12%
Mineral resource taxes	940	809	16%
Government fees and other taxes	425	415	2%
General and administrative	2,110	2,427	-13%
	$29,643	24,371	22%

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Production costs expensed for Q4 Fiscal 2024 were $20.4 million, up 31% compared to $15.6 million in Q4 Fiscal 2023. The production costs expensed represent approximately 242,500 tonnes of ore processed and expensed at $84.31 per tonne, compared to approximately 168,200 tonnes of ore processed and expensed at $92.85 per tonne in Q4 Fiscal 2023.

Mine general and administrative expenses for the mine operations for Q4 Fiscal 2024 were $2.1 million, down 13% compared to $2.4 million in Q4 Fiscal 2023. Items included in general and administrative expenses for the mine operations are as follows:

	Q4 Fiscal 2024	Q4 Fiscal 2023	Change
Amortization and depreciation	$263	$286	-8%
Office and administrative expenses	178	570	-69%
Professional Fees	87	102	-15%
Salaries and benefits	1,582	1,469	8%
	$2,110	$2,427	-13%

Income from mine operations in Q4 Fiscal 2024 was $13.0 million, up 33% compared to $9.8 million in Q4 Fiscal 2023. Income from mine operations at the Ying Mining District was $12.8 million, compared to $9.5 million in Q4 Fiscal 2023. Income from mine operations at the GC Mine was $0.2 million, compared to $0.4 million in Q4 Fiscal 2023.

Corporate general and administrative expenses in Q4 Fiscal 2024 were $3.4 million, up 12% compared to $3.0 million in Q4 Fiscal 2023. Items included in corporate general and administrative expenses are as follows:

	Q4 Fiscal 2024	Q4 Fiscal 2023	Change
Amortization and depreciation	$146	$143	2%
Office and administrative expenses	623	508	23%
Professional Fees	139	67	107%
Salaries and benefits	1,855	1,618	15%
Share-based compensation	644	709	-9%
	$3,407	$3,045	12%

Foreign exchange gain for Q4 Fiscal 2024 was $1.3 million compared to a loss of $0.3 million in Q4 Fiscal 2023. The foreign exchange gain or loss is mainly driven by the exchange rates of the US dollar and the Australian dollar against the Canadian dollar.

Gain on investments for Q4 Fiscal 2024 was $1.0 million, compared to a loss of $1.1 million in Q4 Fiscal 2023. The gain was mainly due to the changes in value of mark-to-market investments.

Share of gain in an associate for Q4 Fiscal 2024 was $4.3 million, compared to a loss of $0.7 million in Q4 Fiscal 2023. Share of loss in an associate represents the Company’s equity pickup in NUAG and TIN.

Impairment charges in Q4 Fiscal 2024 was $4.3 million, compared to $nil in Q4 Fiscal 2023. In Q4 Fiscal 2024, the Company wrote down the carrying value of the Company’s investment in TIN to the market price of TIN’s common shares as at March 31, 2024 as there was objective evidence that the Company’s investment in TIN was impaired.

Finance income in Q4 Fiscal 2024 was $1.5 million compared to $1.6 million in Q4 Fiscal 2023. The Company invests in short-term investments which include term deposits, money market instruments, and bonds.

Finance costs in Q4 Fiscal 2024 was $48 thousand compared to $2.0 million in Q4 Fiscal 2023. The finance costs primarily comprised of the following:

	Q4 Fiscal 2024	Q4 Fiscal 2023
Interest on lease obligation	$4	$8
Unwinding of discount of environmental rehabilitation provision	44	57
Impairment charges against debt investment	-	1,937
	$48	$2,002

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Income tax expenses in Q4 Fiscal 2024 were $5.1 million, up 168% compared to $1.9 million in Q4 Fiscal 2023. The income tax expense recorded for Q4 Fiscal 2024 included a current income tax expense of $3.5 million (Q4 Fiscal 2023 - $1.7 million) and a deferred income tax expense of $1.5 million (Q4 Fiscal 2023 - $0.2 million). The current income tax expenses for Q4 Fiscal 2024 included withholding tax expenses of $2.5 million (Q4 Fiscal 2023- $1.2 million), which was paid at a rate of 10% on dividends distributed out of China.

8.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	March 31, 2024	March 31, 2023	Changes
Cash and cash equivalents	$152,942	$145,692	$7,250
Short-term investments	31,949	57,631	(25,682)
	$184,891	$203,323	$(18,432)

Working capital	$154,744	$177,808	$(23,064)

Cash, cash equivalents and short-term investments as at March 31, 2024 were $184.9 million, down 9% or $18.4 million compared to $203.3 million as at March 31, 2023.

Working capital as at March 31, 2024 was $154.7 million, down 13% compared to $177.8 million as at March 31, 2023.

The decrease is mainly due to the increase in uses of cash in investing activities compared to the prior year period.

The following table summarizes the Company’s cash flow for the three months and year ended March 31, 2024 and 2023.

	Three months ended March 31,			Year ended March 31,
	2024	2023	Changes	2024	2023	Changes
Cash flow
Cash provided by operating activities	$10,238	$5,742	$4,496	$91,570	$85,643	$5,927
Cash provided by (used in) investing activities	5,696	(28,326)	34,022	(65,710)	(26,524)	(39,186)
Cash provided by (used in) financing activities	(4,031)	(3,720)	(311)	(16,798)	(17,980)	1,182
Increase (decrease) in cash and cash equivalents	11,903	(26,304)	38,207	9,062	41,139	(32,077)
Effect of exchange rate changes on cash and cash equivalents	(2,241)	1,155	(3,396)	(1,812)	(8,749)	6,937
Cash and cash equivalents, beginning of the period	143,280	170,841	(27,561)	145,692	113,302	32,390
Cash and cash equivalents, end of the period	$152,942	$145,692	$7,250	$152,942	$145,692	$7,250

Cash flow provided by operating activities in Fiscal 2024 was $91.6 million, up $5.9 million, compared to $85.6 million in Fiscal 2023. The increase was due to:

●	$87.5 million cash flow from operating activities before changes in non-cash operating working capital, down $0.2 million, compared to $87.7 million in Fiscal 2023, and the decrease was mainly due to the increase in income tax payments; and

●	$4.0 million cash provided by the changes in non-cash working capital, compared to $2.0 million used in Fiscal 2023.

For Q4 Fiscal 2024, cash flow provided by operating activities was $10.2 million, up $4.5 million compared to $5.7 million. Before changes in non-cash operating working capital, cash flow from operating activities was $14.2 million, up $2.6 million compared to $11.6 million for Q4 Fiscal 2023.

Cash flow used in investing activities in Fiscal 2024 was $65.7 million, compared to $26.5 million in Fiscal 2023, and comprised mostly of:

●	$65.6 million spent on investment in short-term investments (Fiscal 2023 - $182.3 million);

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

●	$51.9 million spent on mineral exploration and development expenditures (Fiscal 2023 - $41.7 million);

●	$23.3 million spent on investment in other investments (Fiscal 2023 - $3.7 million);

●	$11.5 million spent to acquire plant and equipment (Fiscal 2023 - $13.3 million);

●	$5.0 million spent on investment in an associate (Fiscal 2023 - $2.1 million); offset by,

●	$87.4 million proceeds from the redemptions of short-term investments (Fiscal 2023 - $214.3 million);

●	$3.0 million refunds from reclamation deposits (Fiscal 2023 - $1.2 million);

●	$1.5 million proceeds from disposal of other investments (Fiscal 2023 - $1.0 million).

For Q4 Fiscal 2024, cash flow provided by investing activities was $5.7 million, compared to $28.3 million used in Q4 Fiscal 2023, and comprised mostly of:

●	$26.3 million proceeds from the redemptions of short-term investments (Q4 Fiscal 2023 - $49.7 million);

●	$0.4 million proceeds from the disposal of other investments (Q4 Fiscal 2023 - $0.1 million); offset by,

●	$13.4 million spent on mineral exploration and development expenditures (Q4 Fiscal 2023 - $7.4 million);

●	$4.1 million spent on investment in short-term investments (Q4 Fiscal 2023 - $70.0 million);

●	$2.8 million spent to acquire plant and equipment (Q4 Fiscal 2023 - $2.4 million);

●	$14.8 thousand spent on investment in an associate (Q4 Fiscal 2023 - $117 thousand);

●	$0.7 million spend on reclamation deposit, (Q4 Fiscal 2023 - $14 thousand).

Cash flow used in financing activities in Fiscal 2024 was $16.8 million, compared to $18.0 million in Fiscal 2023, and comprised mostly of:

●	$11.1 million in distributions to non-controlling shareholders (Fiscal 2023 - $10.9 million);

●	$4.4 million cash dividends paid to equity holders of the Company (same prior year period - $4.4 million);

●	$1.0 million spent to buy back 388,324 common shares of the Company under the Normal Course Issuer Bid (Fiscal 2023 – 838,237 common shares or $2.1 million); and

●	$0.3 million lease payment (Fiscal 2023 - $0.6 million).

Cash flow used in financing activities for Q4 Fiscal 2024 was $4.0 million, compared to $3.7 million in Q4 Fiscal 2023, and comprised mostly of:

●	$3.8 million in distributions to non-controlling shareholders (Q4 Fiscal 2023 - $3.6 million);

●	$0.1 million lease payment (Q4 Fiscal 2023 - $0.1 million);

●	$0.2 million spent to buy back 72,500 common shares of the Company under the Normal Course Issuer Bid (Q4 Fiscal 2023 - $nil).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

As at March 31, 2024, the Company has cash, cash equivalents, and short-term investments of $184.9 million and working capital of $154.7 million. The Company’s financial position at March 31, 2024 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2025 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at March 31, 2024.

	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$41,797	$-	$-	$41,797
Deposit received	4,223	-	-	4,223
Income tax payable	921	-	-	921
Lease obligation	284	1,095	338	1,717
	$47,225	$1,095	$338	$48,658

The Company’s customers are required to make full amount of payment as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

9.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at March 31, 2024, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $8.6 million (March 31, 2023 - $10.2 million) over the next twenty years, which has been discounted using an average discount rate of 2.26% (March 31, 2023 – 2.83%).

The accretion of the discounted charge in Fiscal 2024 was $0.1 million (Fiscal 2023 - $0.2 million), and reclamation expenditures incurred in Fiscal 2024 was $1.0 million (Fiscal 2023 - $0.7 million).

10.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Mexico and Ecuador; environmental risks;

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the widespread outbreak of epidemics, pandemics, or other health crises, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the condensed interim consolidated financial statements for the year ended March 31, 2024 under Note 22 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The functional currency of New Infini and its subsidiaries is USD. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the Canadian dollar against the U.S. dollar and the Australian dollar as at March 31, 2024 is summarized as follows:

	Cash and cash equivalents	Short-term investments	Other investments	Accounts payable and accrued liabilities	Net financial assets exposure	Effect of +/- 10% change in currency
US dollar	$87,557	$1,329	$2,594	$(169)	$91,311	$9,131
Australian dollar	381	-	30,965	(737)	30,609	3,061
	$87,938	$1,329	$33,559	$(906)	$121,920	$12,192

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short-term investments. As at March 31, 2024, all of its interest-bearing cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short-term investments. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2024 (at March 31, 2023 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income and other comprehensive income of $4.3 million and $0.1 million, respectively.

(b)	Metal Price Risk

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

(c)	Uncertainty in the Estimation of Mineral Resources and Mineral Reserves, and Metal Recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources,

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for Mineral Reserves and Mineral Resources contained herein are estimates only based on a number of assumptions, any adverse changes to which could require us to lower our Mineral Resource and Mineral Reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the existing known and experienced recoveries will continue.

(d)	Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries, including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

Any public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Any such disruptions could have adverse effect on the Company’s production, revenue, costs, and net income.

(e)	Operations and political conditions

All the Company’s material mining operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations, all of which could adversely affect the Company’s business and financial condition.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through legal entities incorporated under and governed by the laws of China. The non-controlling interest partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations, which could adversely affect the Company’s business and results of operations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which maybe different from that imposed on domestic Chinese companies, such as the “National Security Review” introduced by China in 2021 for any new mineral project to be developed by a company with more than 25% foreign investment in share holdings. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. Any further such changes may constrain the Company’s future expansion plans and adversely affect its profitability.

(f)	Regulatory environment in China

The Company’s material mining operations are in China, and are subject to a range of Chinese laws, regulations, policies, standards and requirements in relation to, among other things, mine exploration, development, production, taxation, labour standards, occupational health and safety, waste treatment and environmental protection, and operation management. Any changes to these laws, regulations, policies, standards and requirements or to the interpretation or enforcement thereof may increase the Company’s operating costs and thus adversely affect the Company’s results of operations.

The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In December 2021, Cyberspace Administration of China (“CAC”) announced the adoption of the Cybersecurity Review Measures, which became effective on February 15, 2022 and pursuant to which network platform operators possessing personal information of more than one million individual users must undergo a cybersecurity review by the CAC when they seek a listing on a foreign exchange. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and network platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the applicable local cyberspace administration in accordance with the provisions thereunder. The Company and its subsidiaries in China do not carry out business in China through any self-owned network platform or hold personal information, and the Company currently is not subject to the cybersecurity review. However, it is uncertain if the Company will be required to apply for the cybersecurity review in the future. If the review is required, it is uncertain if the Company can fully or timely comply with the

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Cybersecurity Review Measures and related regulations. Non-compliance could materially and adversely affect our business, financial condition, and results of operations.

In February 2023, Chinese Security Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures of Overseas Listing”) which have been effective since March 31, 2023. The Trial Measures of Overseas Listing require that 1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC; 2) initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas, and subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within 3 working days after the offering is completed; 3) any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing: (a) 50% or more of the issuer's operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (b) the main parts of the issuer's business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese Mainland. [The underwriters or brokers assisting the issuer with the offering, if any, must also make certain filings and undertakings with the CSRC.] The determination as to whether or not an overseas offering and listing by domestic companies is indirect overseas offering and listing, shall be made on a substance over form basis. The Company may be subject to the Trial Measures of Overseas Listing, meaning that if the Company issues new shares or convertible securities in the future, the Company [and any underwriter or broker assisting the Company with the offering] may need to make a post issuance filing to the CSRC. This may increase the regulatory complexity, timing and cost of the Company’s equity financings, and may in practice restrict the Company’s selection of [underwriters or brokers] for an equity financing. Any further governmental actions to restrict financing transactions by issuers such as the Company could further limit or hinder our ability to offer securities to investors and cause the value of our securities to significantly decline.

In addition, on February 24, 2023, CSRC, Ministry of Finance; National Administration of State Secrets Protection and National Archives Administration of China issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”) which became effective on March 31, 2023. The Revised Confidentiality and Archives Administration Provisions require that in the overseas issuance and listing activities of domestic enterprises, the securities companies and securities service providers that undertake relevant businesses shall strictly abide by applicable laws and regulations of China and the Revised Confidentiality and Archives Administration Provisions, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Failure to comply with the Revised Confidentiality and Archives Administration Provisions may have negative impact on the Company’s financing activities as CSRC may not accept our filing and may also expose management to legal liabilities in China.

In addition, China has further strengthened its national security review of foreign investment. The measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process.

Although the Company seeks to comply with all new Chinese laws, regulations, policies, standards and requirements applicable to the mining industry or all changes in existing laws, regulations, policies, standards and requirements, the Company may not be able to comply with them economically or at all. Furthermore, any such new Chinese laws, regulations, policies, standards and requirements or any such change in existing laws, regulations, policies, standards and requirements may also constrain the Company’s future expansion plans and adversely affect its profitability.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(g)	Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. Under the Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(h)	Title to properties

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(i)	Environmental and safety risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entails uncertain costs.

(j)	Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of pandemics, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(k)	Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroying data or disable, degrade, or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company will not experience a material cybersecurity incident in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(l)	Climate Change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(m)	Claims and Legal Proceeding Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

11.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

12.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

(a)	Due from related parties

	March 31, 2024	March 31, 2023
NUAG (i)	$28	$51
TIN (ii)	562	37
	$590	$88

(i)	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2024, the Company recovered $1.0 million (year ended March 31, 2023 - $1.0 million) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(ii)	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2024, the Company recovered $0.3 million (year ended March 31, 2023 - $0.2 million) from TIN for services rendered and expenses incurred on behalf of TIN. The costs recovered from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. As of March 31, 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. Subsequent to March 31, 2024, the Company advanced the remaining $0.5 million to TIN.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2024 and 2023 were as follows:

	Years Ended March 31,
	2024	2023
Cash compensation	$3,403	$3,057
Share-based compensation	2,487	3,764
	$5,890	$6,821

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

13.	Alternative Performance (Non-IFRS) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-IFRS) measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months and the years ended March 31, 2024 and 2023:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-IFRS measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, and gain or loss on investments. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earning per share.

	Three months ended March 31,		Year ended March 31,
	2024	2023	2024	2023
Net income as reported for the period	$7,625	$2,281	$49,678	$21,100
Adjustments, net of tax
Share-based compensation included in general and administrative	644	709	4,146	3,842
Foreign exchange loss (gain)	(1,277)	304	337	(4,842)
Share of loss (gain) in associates	(4,333)	725	2,692	2,901
Loss (gain) on investments	(990)	1,061	(7,677)	2,318
Dilution gain on investment in associates	-	-	(733)	-
Impairment charges to investment in associates	4,251	-	4,251	-
Impairment charges to mineral rights and properties	-	-	-	20,211
Impairment loss on bonds investments included in finance cost	-	1,937	-	2,883
Adjusted earnings for the period	$5,920	$7,017	$52,694	$48,413
Non-controlling interest as reported	2,096	2,046	13,372	492
Adjustments to non-controlling interest	-	-	-	10,894
Adjusted non-controlling interest	2,096	2,046	13,372	11,386
Adjusted earnings attributable to equity holders	$3,824	$4,971	$39,322	$37,027
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.02	$0.03	$0.22	$0.21
Diluted adjusted earning per share	$0.02	$0.03	$0.22	$0.21
Basic weighted average shares outstanding	177,314,684	176,771,265	176,997,360	176,862,877
Diluted weighted average shares outstanding	179,454,934	179,111,856	179,137,610	178,989,549

(b)	Working Capital

Working capital is an alternative performance (non-IFRS) measure calculated as current asset less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(c)	Silver Equivalent

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Silver equivalent is an alternative performance (non-IFRS) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Q4 Fiscal 2024			Q4 Fiscal 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	1,916	-	1,916	1,100	-	1,100
Realized selling price for gold ($/ounce)	1,899	-	1,899	1,620	-	1,620
Realized selling price for silver ($/ounce)	21.21	-	20.74	18.62	-	18.18
Silver Equivalent Production
Gold coverted into silver (in thousands of ounces)	174	-	174	89	-	89
Silver production (in thousands of ounces)	1,063	87	1,150	997	109	1,106
Silver Equivalent (in thousands ounces)	1,237	87	1,324	1,086	109	1,195

	Year ended March 31, 2024			Year ended March 31, 2023
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounces)	7,268	-	7,268	4,400	-	4,400
Realized selling price for gold ($/ounce)	1,792	-	1,792	1,511	-	1,511
Realized selling price for silver ($/ounce)	20.35	-	19.93	17.49	-	17.11
Silver Equivalent Production
Gold coverted into silver (in thousands of ounces)	640	-	640	380	-	380
Silver production (in thousands of ounces)	5,677	527	6,204	6,024	593	6,617
Silver Equivalent (in thousands ounces)	6,317	527	6,844	6,404	593	6,997

(d)	Cost per Ounce of Silver

Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver from the production costs reported on statements of income and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash cost, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits:

		Three months ended March 31, 2024					Three months ended March 31, 2023
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$17,440	$3,002	$-	$-	$20,442	$12,476	$3,148	$-	$-	$15,624
By-product sales
Gold		(3,639)	-	-	-	(3,639)	(1,620)	-	-	-	(1,620)
Lead		(9,539)	(921)	-	-	(10,460)	(7,747)	(936)	-	-	(8,683)
Zinc		(1,496)	(2,296)	-	-	(3,792)	(1,032)	(2,050)	-	-	(3,082)
Other		(964)	(202)	-	-	(1,166)	(757)	(494)	-	-	(1,251)
Total by-product sales	B	(15,638)	(3,419)	-	-	(19,057)	(11,156)	(3,480)	-	-	(14,636)
Total cash cost, net of by-product credits	C=A+B	1,802	(417)	-	-	1,385	1,320	(332)	-	-	988
Add: Mineral resources tax		816	124	-	-	940	689	120	-	-	809
General and administrative		1,467	553	90	3,407	5,517	1,711	634	82	3,045	5,472
Amortization included in general and administrative		(138)	(67)	(58)	(472)	(735)	(137)	(90)	(59)	(143)	(429)
Property evaluation and business development*		-	-	11	11	22	-	-	-	62	62
Government fees and other taxes		373	49	3	-	425	355	56	4	-	415
Reclamation accretion		29	10	5	-	44	39	11	7	-	57
Lease payment		-	-	-	67	67	-	-	-	96	96
Sustaining capital expenditures		8,572	325	(208)	-	8,689	6,969	235	30	158	7,392
All-in sustaining cost, net of by-product credits	F	12,921	577	(157)	3,013	16,354	10,946	634	64	3,218	14,862
Add: Non-sustaining capital expenditures		6,354	829	288	-	7,471	2,101	249	42	-	2,392
All-in cost, net of by-product credits	G	19,275	1,406	131	3,013	23,825	13,047	883	106	3,218	17,254
Silver ounces sold (’000s)	H	1,052	87	-	-	1,139	966	107	-	-	1,073
Cash cost per ounce of silver, net of by-product credits	C/H	$1.71	$(4.79)	$-	$-	$1.22	$1.37	$(3.10)	$-	$-	$0.92
All-in sustaining cost per ounce of silver, net of by- product credits	F/H	$12.28	$6.63	$-	$-	$14.36	$11.33	$5.93	$-	$-	$13.85
All-in cost per ounce of silver, net of by-product credits	G/H	$18.32	$16.16	$-	$-	$20.92	$13.51	$8.25	$-	$-	$16.08

By-product credits per ounce of silver
Gold		(3.46)	-	-	-	(3.19)	(1.68)	-	-	-	(1.51)
Lead		(9.07)	(10.59)	-	-	(9.18)	(8.02)	(8.75)	-	-	(8.09)
Zinc		(1.42)	(26.39)	-	-	(3.33)	(1.07)	(19.16)	-	-	(2.87)
Other		(0.92)	(2.32)	-	-	(1.02)	(0.78)	(4.62)	-	-	(1.17)
Total by-product credits per ounce of silver		$(14.87)	$(39.30)	$-	$-	$(16.72)	$(11.55)	$(32.53)	$-	$-	$(13.64)

		Year ended March 31, 2024					Year ended March 31, 2023
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported	A	$71,456	$17,087	$31	$-	$88,574	$74,390	$17,379	$-	$-	$91,769
By-product sales
Gold		(13,024)	-	-	-	(13,024)	(6,647)	-	-	-	(6,647)
Lead		(46,972)	(5,421)	-	-	(52,393)	(50,477)	(6,366)	-	-	(56,843)
Zinc		(6,904)	(12,198)	-	-	(19,102)	(7,881)	(16,942)	-	-	(24,823)
Other		(4,529)	(1,905)	-	-	(6,434)	(4,087)	(2,137)	-	-	(6,224)
Total by-product sales	B	(71,429)	(19,524)	-	-	(90,953)	(69,092)	(25,445)	-	-	(94,537)
Total cash cost, net of by-product credits	C=A+B	27	(2,437)	31	-	(2,379)	5,298	(8,066)	-	-	(2,768)
Add: Mineral resources tax		4,588	687	-	-	5,275	4,238	857	-	-	5,095
General and administrative		7,846	2,619	357	14,095	24,917	7,394	2,678	415	13,249	23,736
Amortization included in general and administrative		(555)	(310)	(229)	(588)	(1,682)	(549)	(352)	(288)	(573)	(1,762)
Property evaluation and business development*		-	-	45	762	807	-	-	-	438	438
Government fees and other taxes		2,168	466	7	-	2,641	1,856	524	8	-	2,388
Reclamation accretion		125	40	26	-	191	165	45	29	-	239
Lease payment		-	-	-	262	262	-	-	-	597	597
Sustaining capital expenditures		36,248	4,674	-	18	40,940	31,737	4,607	30	257	36,631
All-in sustaining cost, net of by-product credits	F	50,447	5,739	237	14,549	70,972	50,139	293	194	13,968	64,594
Add: Non-sustaining capital expenditures		20,316	1,909	288	-	22,513	15,619	1,565	1,142	-	18,326
All-in cost, net of by-product credits	G	70,763	7,648	525	14,549	93,485	65,758	1,858	1,336	13,968	82,920
Silver ounces sold ('000s)	H	5,717	518	-	-	6,235	6,049	588	-	-	6,637
Cash cost per ounce of silver, net of by-product credits	C/H	$-	$(4.70)	$-	$-	$(0.38)	$0.88	$(13.72)	$-	$-	$(0.42)
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$8.82	$11.08	$-	$-	$11.38	$8.29	$0.50	$-	$-	$9.73
All-in cost per ounce of silver, net of by-product credits	G/H	$12.38	$14.76	$-	$-	$14.99	$10.87	$3.16	$-	$-	$12.49

By-product credits per ounce of silver
Gold		(2.28)	-	-	-	(2.09)	(1.10)	-	-	-	(1.00)
Lead		(8.22)	(10.47)	-	-	(8.40)	(8.34)	(10.83)	-	-	(8.56)
Zinc		(1.21)	(23.55)	-	-	(3.06)	(1.30)	(28.81)	-	-	(3.74)
Other		(0.79)	(3.68)	-	-	(1.03)	(0.68)	(3.63)	-	-	(0.94)
Total by-product credits per ounce of silver		$(12.50)	$(37.70)	$-	$-	$(14.58)	$(11.42)	$(43.27)	$-	$-	$(14.24)

(e)	Cost per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Production cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cost per tonne of ore processed are the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s production cost, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable cost of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed:

		Three months ended March 31, 2024						Three months ended March 31, 2023
		Ying Mining District	GC	Other		Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$17,440	$3,002		$-	$-	$20,442	$12,476	$3,148	$-	$-	$15,624
Adjustment for aggregate plant operations		(243)	-		-	-	(243)	(79)	-	-	-	(79)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(7,343)	(144)		-	-	(7,487)	(2,254)	(42)	(32)	-	(2,328)
Add: stockpile and concentrate inventory - Ending		3,346	384		-	-	3,730	3,657	246	32	-	3,935
Net change of depreciation and amortization charged to inventory		(694)	40		-	-	(654)	83	12	-	-	95
Adjustment for foreign exchange movement		1,484	(78)		-	-	1,406	(352)	(45)	-	-	(397)
		(3,207)	202		-	-	(3,005)	1,134	171	-	-	1,305
Adjusted production cost		$13,990	$3,204		$-	$-	$17,194	$13,531	$3,319	$-	$-	$16,850
Mining cost	A	10,786	2,134		-	-	12,920	11,074	2,305	-	-	13,379
Shipping cost	B	645	-		-	-	645	463	-	-	-	463
Milling Cost	C	2,559	1,070		-	-	3,629	1,994	1,014	-	-	3,008
Total production cost		$13,990	$3,204		$-	$-	$17,194	$13,531	$3,319	$-	$-	$16,850
General and administrative		1,467	553		90	3,407	5,517	1,711	634	82	3,045	5,472
Amortization included in general and administrative		(138)	(67)		(58)	(472)	(735)	(137)	(90)	(59)	(143)	(429)
Property evaluation and business development		-	-		11	11	22	-	-	-	62	62
Government fees and other taxes		373	49		3	-	425	355	56	4	-	415
Reclamation accretion		29	10		5	-	44	39	11	7	-	57
Lease payment		-	-		-	67	67	-	-	-	96	96
Sustaining capital expenditures		8,572	325		(208)	-	8,689	6,969	235	30	158	7,392
All-in sustaining production cost	D	$24,293	$4,074	-$	157	$3,013	$31,223	$22,468	$4,165	$64	$3,218	$29,915
Non-sustaining capital expenditures		6,354	829		288	-	7,471	2,101	249	42	-	2,392
All in production cost	E	$30,647	$4,903		$131	$3,013	$38,694	$24,569	$4,414	$106	$3,218	$32,307
Ore mined ('000s)	F	147.122	48.038		-	-	195.160	132.205	49.643	-	-	181.848
Ore shipped ('000s)	G	180.267	48.038		-	-	228.305	135.081	49.643	-	-	184.724
Ore milled ('000s)	H	180.267	57.226		-	-	237.493	130.910	48.483	-	-	179.393
Per tonne Production cost
Mining cost ($/tonne)	I=A/F	73.31	44.42		-	-	66.20	83.76	46.43	-	-	73.57
Shipping cost ($/tonne)	J=B/G	3.58	-		-	-	2.83	3.43	-	-	-	2.51
Milling cost ($/tonne)	K=C/H	14.20	18.70		-	-	15.28	15.23	20.91	-	-	16.77
Cash production cost ($/tonne)	L=I+J+K	$91.09	$63.12		$-	$-	$84.31	$102.42	$67.34	$-	$-	$92.85
All-in sustaining production cost ($/tonne)	M=(D-A-B-C)/H+L	$148.24	$78.32		$-	$-	$143.38	$170.69	$84.79	$-	$-	$165.68
All in cost ($/tonne)	N=M+(E-D)/H	$183.49	$92.81		$-	$-	$174.84	$186.74	$89.93	$-	$-	$179.01

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

		Year ended March 31, 2024					Year ended March 31, 2023
		Ying Mining District	GC	Other	Corporate	Consolidated	Ying Mining District	GC	Other	Corporate	Consolidated
Production costs expensed as reported		$71,456	$17,087	$31	$-	$88,574	$74,390	$17,379	$-	$-	$91,769
Adjustment for aggregate plant operations*		(894)	-	-	-	(894)	(1,360)	-	-	-	(1,360)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning		(3,657)	(246)	(32)	-	(3,935)	(4,740)	(139)	(35)	-	(4,914)
Add: stockpile and concentrate inventory - Ending		3,346	384	-	-	3,730	3,657	246	32	-	3,935
Net change of depreciation and amortization charged to inventory		(71)	24	-	-	(47)	(190)	17	-	-	(173)
Adjustment for foreign exchange movement		609	(37)	1	-	573	667	(25)	3	-	645
		227	125	(31)	-	321	(606)	99	-	-	(507)
Adjusted production cost		$70,789	$17,212	$-	$-	$88,001	$72,424	$17,478	$-	$-	$89,902
Mining cost	A	58,108	12,372	-	-	70,480	60,472	12,405	-	-	72,877
Shipping cost	B	2,879	-	-	-	2,879	2,861	-	-	-	2,861
Milling Cost	C	9,802	4,840	-	-	14,642	9,091	5,073	-	-	14,164
Total production cost		$70,789	$17,212	$-	$-	$88,001	$72,424	$17,478	$-	$-	$89,902
General and administrative		7,846	2,619	357	14,095	24,917	7,394	2,678	415	13,249	23,736
Amortization included in general and administrative		(555)	(310)	(229)	(588)	(1,682)	(549)	(352)	(288)	(573)	(1,762)
Property evaluation and business development		-	-	45	762	807	-	-	-	438	438
Government fees and other taxes		2,168	466	7	-	2,641	1,856	524	8	-	2,388
Reclamation accretion		125	40	26	-	191	165	45	29	-	239
Lease payment		-	-	-	262	262	-	-	-	597	597
Sustaining capital expenditures		36,248	4,674	-	18	40,940	31,737	4,607	30	257	36,631
All-in sustaining production cost	D	$116,621	$24,701	$206	$14,549	$156,077	$113,027	$24,980	$194	$13,968	$152,169
Non-sustaining capital expenditures		20,316	1,909	288	-	22,513	15,619	1,565	1,142	-	$18,326
All in production cost	E	$136,937	$26,610	$494	$14,549	$178,590	$128,646	$26,545	$1,336	$13,968	$170,495
Ore mined ('000s)	F	827.112	290.006	-	-	1,117.118	769.024	299.959	-	-	1,068.983
Ore shipped ('000s)	G	847.622	290.006	-	-	1,137.628	777.228	299.959	-	-	1,077.187
Ore milled ('000s)	H	816.145	290.050	-	-	1,106.195	773.057	299.597	-	-	1,072.654
Per tonne Production cost
Mining cost ($/tonne)	I=A/F	70.25	42.66	-	-	63.09	78.63	41.36	-	-	68.17
Shipping cost ($/tonne)	J=B/G	3.40	-	-	-	2.53	3.68	-	-	-	2.66
Milling cost ($/tonne)	K=C/H	12.01	16.69	-	-	13.24	11.76	16.93	-	-	13.20
Production cost ($/tonne)	L=I+J+K	$85.66	$59.35	$-	$-	$78.86	$94.07	$58.29	$-	$-	$84.03
All-in sustaining production cost ($/tonne)	M=(D-A-B-C)/H+L	$141.82	$85.17	$-	$-	$140.40	$146.59	$83.33	$-	$-	$142.08
All in cost ($/tonne)	N=M+(E-D)/H	$166.71	$91.75	$-	$-	$160.75	$166.80	$88.55	$-	$-	$159.16

*The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

14.	Material Accounting Policies, Judgments, and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting polices and the reported amounts of assets, liabilities, income and expenses on the consolidated financial statements. Estimates and underlying assumptions are reviewed at each period end. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgement and accounting estimates, refer to note 2 of the Company’s audited financial statements for the year ended March 31, 2024. There have been no subsequent material changes to these significant accounting judgments and estimates.

The Company adopted various amendments to IFRS, which were effective for the accounting period beginning on or after April 1, 2023, including the following:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 – Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The definition of a change in accounting estimates was deleted. However, IASB retained the concept of changes in accounting estimates in IFRS with the following clarification:

●	A change in accounting estimate that results from new information or new developments is not the correction of an error.

●	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Certain new accounting standards and interpretations have been published that are not effective for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.

15.	New Accounting Standards

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

The following new standards or amendments are effective for annual periods beginning on or after January 1, 2024 and are expected to have no impact on the Company’s financial statements:

●	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
●	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
●	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

16.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR+ at www.sedarplus.ca;

(b) may be found at the Company’s website www.silvercorpmetals.com;

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

(c) may be found in the Company’s Annual Information Form; and

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2024.

17.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 177,618,358 common shares with a recorded value of $259.9 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
428,000	$3.93	4/26/2027
60,000	$4.08	2/23/2028
330,000	$4.41	4/1/2029
454,001	$5.46	5/26/2025
375,000	$9.45	11/11/2025
1,647,001

(c) Restricted Share Units (RSUs)

Outstanding – 2,888,338 RSUs.

18.	Corporate Governances, Safety, Environmental and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong corporate culture centered around our key values of respect, equality, and responsibility, and aim to deliver social benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance (“ESG”) factors into our business strategies and generating impactful changes in the communities in which the Company work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company are able to bring about sustainable economic, social, and environmental value to all stakeholders. Details of our ESG performance will be provided in the Company’s Fiscal 2024 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2025.

(a)	Corporate Governance

The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorp.ca.

(b)	Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2024.

Safety is top priority at Silvercorp. In Fiscal 2024, the Company arranged more than 2,000 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to occupational health risks associated, the Company further improved its risk identification and management process, both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2024.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2024, the Company processed approximately 534,000 tonnes of waste rock from the Ying Mining District.

In Fiscal 2024, the Company spent approximately $2.2 million in the efforts to reduce its energy and water consumption, to minimize the negative impact on of greenhouse gas emissions and water quality, and to comply with the requirements of the “Green Mine” certification.

(c)	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2024, the Company also contributed approximately $3.0 million to social programs, including:

●	$2.7 million contributions to the local county to help improve local infrastructure and environmental protection;

●	$0.1 million donation to the charity association and local communities to promoted community health and poverty reduction in the local communities, with an emphasis on children and seniors, with periodic visits and subsidies; and

●	$0.2 million donations to institutions in scholarship or education assistance programs to support children’s education at the local and national levels.

19.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

As of March 31, 2024, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

20.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

●	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of March 31, 2024 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2024 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting included within our annual consolidated financial statements.

21.	Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2024 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

22.	Subsequent Event

On April 26, 2024, the Company and Adventus Mining Corporation(“Adventus”) (TSX: ADZN) (OTCQX: ADVZF) announced the signing of a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company has agreed to acquire all of the issued and outstanding common shares of Adventus (the “Transaction”) by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement

Management’s Discussion and Analysis	Page 44

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

Agreement, each holder of the common shares of Adventus (each, an “Adventus Share”) will receive 0.1015 of one Silvercorp common share (each, a “Silvercorp Share”) in exchange for each Adventus Share (the “Exchange Ratio”) at the effective time of the Transaction.

The Exchange Ratio implies consideration of C$0.50 per Adventus Share based on the 20-day volume-weighted average prices (“VWAP”) of Silvercorp Shares on the Toronto Stock Exchange (the “TSX”) on April 25, 2024. This represents a premium of 31% based on the 20-day VWAP of Silvercorp on the TSX and Adventus on the TSX Venture Exchange (the “TSXV”), both as at April 25, 2024. The implied equity value of the Transaction is approximately C$200 million on a fully-diluted in-the-money basis. At closing, existing Silvercorp and Adventus shareholders will own approximately 81.6% and 18.4%, respectively, of Silvercorp shares outstanding on a fully-diluted in-the-money basis.

Concurrent with entering into the Arrangement Agreement, the Company and Adventus entered into an investment agreement pursuant to which the Company subscribed for 67,441,217 Adventus Shares at an issue price of C$0.38 per share, or C$25,627,662 in the aggregate (the “Placement”), which was completed on May 1, 2024, and the Company currently holds approximately 15% of the total issued and outstanding shares of Adventus. The Adventus Shares issued to the Company are subject to a statutory four-month hold period under applicable securities laws.

The Adventus Board has unanimously approved the Transaction and recommends that Adventus shareholders vote in favour of the Transaction at the special meeting of securityholders (the “Special Meeting”). Each of the directors and senior officers of Adventus, Mr. Ross Beaty and Wheaton Precious Metals Corp., representing in aggregate approximately 23% of the issued and outstanding Adventus Shares, have entered into voting support agreements with Silvercorp and have agreed to vote in favour of the Transaction at the Special Meeting in accordance with those agreements.

The Transaction will be carried out by way of a court-approved Arrangement under the Canada Business Corporations Act and a resolution to approve the Transaction will be submitted to Adventus shareholders and holders of Adventus stock options and restricted share units at the Special Meeting expected to be held on or about June 28, 2024. The Transaction will require approval by (i) 66 2/3% of the votes cast by Adventus shareholders and holders of options and restricted share units voting as a single class, and (ii) a simple majority that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In addition to Adventus securityholder and court approval, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction has been conditionally approved by the TSXV but remains subject to final approval of the TSXV on behalf of Adventus, and approval of the TSX and NYSE American on behalf of Silvercorp, including the acceptance for listing of the Silvercorp Shares to be issued in connection with the Transaction. The Transaction is expected to be completed in the third quarter of 2024.

The Arrangement Agreement includes representations, warranties, covenants, indemnities, termination rights and other provisions customary for a transaction of this nature. In particular, the Arrangement Agreement provides for customary deal protections, including a non-solicitation covenant on the part of Adventus and a right for Silvercorp to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement includes a termination fee of C$10 million, payable by Adventus, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Adventus pursuing a Superior Proposal).

Management’s Discussion and Analysis	Page 45

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

23.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Derek Liu, Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathon Hoyles, General Counsel
Ken Robertson, Independent Director
Helen Cai, Independent Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

●	the price of silver and other metals;

●	estimates of the Company’s revenues and capital expenditures;

●	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

●	projected cash operating costs and all-in sustaining costs, and budgets, on a consolidated and mine-by-mine basis;

●	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

●	statements regarding the proposed transactions between the Company and Adventus;

●	plans, projections and estimates included in the Fiscal 2025 Guidance

●	timing of receipt of permits, licenses, and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

●	public health crises;

●	fluctuating commodity prices;

●	fluctuating currency exchange rates;

●	increasing labour cost;

●	exploration and development programs;

Management’s Discussion and Analysis	Page 46

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2024
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or unless otherwise stated)

●	feasibility and engineering reports;

●	permits and licenses;

●	title to our properties;

●	operations and political conditions;

●	regulatory environment in China, Mexico and Canada;

●	environmental risks;

●	mining operations;

●	cybersecurity;

●	climate changes;

●	the completion and timing of the proposed transactions between the Company and OreCorp;

●	general economic conditions; and

●	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 47